UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under section 12(b) or (g) of the Securities Exchange Act of 1934

                         Commission File Number: 0-28581


 TRIAD INDUSTRIES, INC. formerly known as RB Capital & Equities, Inc.
                 (Name of small business issuer in its charter)

                     NEVADA                            88-0422528
(States of other jurisdiction              (I.R.S. Employer Identification No.)
of incorporation or organization)

16395 W. Bernardo Dr., Suite 232 San Diego, CA 92127             92127
(Address of principal executive offices)                       (Zip Code)

Issuers telephone number (858) 618-1710

Securities registered under Section 12(b) of the Exchange Act:



  Title of each class                 Name of each exchange on which registered
  To be so registered                     each class is to be registered

             N/A                                        N/A

Securities registered under Section 12 (g) of the Exchange Act:

                    Common stock, par value $.001 per share
                                (Title of class)


                                (Title of class)


     At December 31, 1998, the aggregate market value of the voting stock held by non-affiliates was $880,000.00. At December 31, 1999, the aggregate market value of the voting stock held by non-affiliates was $ 2,878,636 (based on a price of $1.10 per share) as of February 24, 2000.

     (ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

                                 Not applicable

                   (APPLICABLE ONLY TO CORPORATE REGISTRANTS)

     Issuer had 5,256,716 shares of common stock outstanding as of December 31, 1998. The issuer had 5,593,822 shares of common stock outstanding as of March 31, 1999, June 30, 1999 and September 30, 1999. The issuer had 6,403,418 shares of common stock outstanding as of December 31, 1999.

                       DOCUMENTS INCORPORATED BY REFERENCE

     List hereunder the following documents if incorporated by reference and the part of the form 10-SB (e.g., part I, part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) any proxy or other information statement; and (3) Any prospectus filed pursuant to rule 424 (b) or
(c) under the Securities Act of 1933: None

                             TRIAD INDUSTRIES, INC.

                                  FORM 10 SB/A

                                TABLE OF CONTENTS
                                                                  PAGE
                                     PART I


ITEM     1.       Description of Business   . . . . . . . . . . .    4-8

ITEM     2.       Managements Discussion and Analysis or
                  Plan of Operation . . . . . . . . . . . . . .      8-16

ITEM     3.       Description of Property . . . . . . . . . . .      16-17

ITEM     4.       Security Ownership of Certain Beneficial
                  Owners and Management  . . . . . . . . .           17-18

ITEM     5.       Directors, Executive Officers, Promoters
                   and Control Persons . . . . . . . . . . . . .     18-20

ITEM     6.       Executive Compensation  . . . . . . . . . . . .    20-21

ITEM     7.       Certain Relationships and
                  Related Transactions  . . . . . . . . . . . . . .  21-23

ITEM     8.       Description of Securities. . . . . . . . . . . .   23

                                     PART II

ITEM     1.       Market Price of and Dividends on Registrants Common Equity and
                           Other Shareholder Matters . . . . . . .   23-24

ITEM     2.       Legal Proceedings  . . . . . . . . . . . . . . .   24-25

ITEM     3.       Changes in and Disagreements with Accountants . .  25

ITEM     4.       Recent Sales of Unregistered Securities  . . . . . 25-27

ITEM     5.       Indemnification of Directors and Officers  . . . . 27

                                   PART F / S

Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . 28-101

                                    PART III

ITEM     1.       Index to Exhibits . . . . . . . . . . . . . . . .  S-1

ITEM     2.       Description of Exhibits . . . . . . . . . . . . .  S-1

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-2




                             TRIAD INDUSTRIES, INC.

                                  FORM 10 SB/A

                                     PART I

ITEM     1.       Description of Business

     Triad Industries, Inc. (the Company) was incorporated under the laws of the State of Utah on November 25, 1985. The Company was originally known as Investment Marketing, Inc. Investment Marketing, Inc. was originally incorporated for the purpose of buying, selling, and dealing in real property. At a Special Meeting of the Shareholders held June 6, 1990 the company name was changed to Combined Communication, Corp. On June 7, 1990 the company completed the merger and became a Nevada corporation.

     Combined Communication, Corp. was in the business of merchandising video tapes through automated dispensing machines. The company exited the video merchandising business by selling the merchandising assets to ARS International in August of 1994. Combined Communications then managed ARS International in their merchandising operations until October 1997.

     On October 17, 1997 at a Special Meeting of the Shareholders, the company met to amend the Articles of Incorporation to change the name of the company to RB Capital & Equities, Inc.

     On March 15, 1999 at a Special Meeting of the Shareholders HRM (1) reversed it common stock on a one for ten(1:10) basis from 5,256,716 to 526,672 shares outstanding. Also at the Special Meeting of Shareholders, HRM ratified a plan of reorganization whereby Healthcare Resource Management would acquire 100% of the outstanding shares of common stock of RB Capital and its subsidiaries (Gam Properties and Miramar Road Associates) for 5,068,150 shares of HRM post split common stock and 700,000 shares of $1.00 preferred stock. RB Capital and Equities was a non-trading publicly owned company. The company has approximately 400 shareholders. )The only significant shareholder was American Health Systems, Inc. who owned 373,333 (23.5%) of common shares before the merger and 1,120,000 (17.5%) of common shares after the merger. The 700,000 shares of preferred stock were issued to American Health Systems, Inc. for a note payable for the 99% interest RB Capital had acquired in Miramar Road Associates. 1,120,000 shares of common stock of the 5,068,150 issued to RB Capital went to American Health Systems, Inc. in exchange for the 373,333 originally received from RB Capital & Equities, as consideration for 100% of Gam Properties. This 1,120,000 represents a 3 for 1 forward split of the 373,333 shares of RB Capital & Equities common stock.) The acquisition was accounted for as a recapitalization of RB Capital because the shareholders of RB Capital controlled HRM after the acquisition. Therefore, RB Capital is treated as the acquiring entity for accounting purposes and HRM is the surviving entity for legal purposes.

     On March 15,1999 the shareholders also approved an amendment to the Articles of Incorporation changing the corporate name to Triad Industries, Inc. Triad Industries, Inc. is a holding company with no operations of its own. As of December 31, 1999 there were 6,403,418 shares of common stock and 850,000 shares of preferred stock outstanding.

         The Company owns five subsidiaries:

1- RB Capital and Equities, Inc., a Nevada corporation, is a financial service corporation that operates a merger and acquisition consulting business. The company does corporate filings and capital reorganization business for small emerging private and public client corporations. 100% owned.

     2- Miramar Road Associates, LLC. a California Limited Liability Company, owns and operates a 51,000 square foot commercial building located at 6920 Miramar Rd., Suite 102 San Diego, CA 92121. 100% owned.

3-   Gam Properties, Inc., a California corporation,  owns and rents apartments:
     Seven units located at 4592 Bancroft, San Diego, CA 92117. Four units located at 2016-18 and 2015-17 Hornblend and Balboa, San Diego, CA 92109.* Three units located at 3635 3rd Ave, San Diego, CA 92103.

4- HRM, Inc., a newly formed Nevada corporation, was capitalized with the Healthcare Resource Management assets after the Triad transaction. The company is presently inactive in the healthcare industry. 100% owned.

     5- Triad Reality, a newly formed California corporation, is not yet operating as a consolidating real estate company. 100% owned.

     *This is one apartment building. The building has four units built back to back; therefore, there are two units on each street.

Services

         RB Capital & Equities, Inc.        100% owned
     The services that are provided by the Company are for client companies. The Company prepares forms such as S-1, S-4, and S-18 Registration Statements, 15c2-11, Private Placement Regulation D 504, 505, 506, and other reports such as 12q, 10SB, 10K, 10KSB, 12G, 8K, Standard and Poors filings, Blue Sky listings, Annual Reports, NASDAQ filings, and National Quotation Bureau listing forms. In addition RB Capital and Equities, Inc., prepares Plans of Reorganizations re 368(a)(1)(a)(b) and (c) and change of domicile forms. The Company also prepares and files Articles of Incorporation, Officer and Director filings, federal and state annual reports, business plans, and does general accounting. The Company arranges auditing and legal services for clients; these services are preformed by outside firms. Shareholders communications, including assistance with shareholder letters, corporate profile newsletter and press releases. The main function is consulting in business merger and acquisitions.

         Miramar Road Associates,LLC.       100% owned as of September 20, 1999
     Miramar Road Associates, LLC., owns, and operates a 51,000 square foot commercial center located at 6920 Miramar Rd., San Diego, CA 92121. The building is over 100% occupied. This includes leasing the roof space for local cellular communications companies. There are 47 tenants who occupy the building. There are 5 material leases that occupy 23,515 square feet or 46% of the building and contribute 47% of the rental income per month. Rental revenues for the last ten months of the fiscal year for the commercial center were $383,251.

         The five material leases are as follows:
                                           Square        Annual      Expiration
                                          Footage        Rent           Date
Del Mar Image                                  3,219      $28,211      1/30/03
Robins Research                                8,095       82,556      8/30/01 *
Training Directors                             7,327       74,724      7/31/02
American Dream Invitations 1,946              21,012                   7/14/02
QukiLube                                       3,224       61,116      8/30/05

         * 6,247 square feet of this lease expires as of 10/31/00.

     Gam Properties, Inc. 100% owned. Owns and rents on a month to month basis four apartment properties consisting of 15 units, all located in San Diego, Ca.

                  4592 Bancroft
                  2016-18 Balboa*
                  2015-17 Hornblend*
                  3635 3rd Ave.
                  2135-39 Grand Ave.

     *This is one apartment building. The building has four units built back to back; therefore, there are two units on each street.

     Gam Properties, Inc., is currently experiencing a 100% occupancy rates. There are 15 tenants who occupy the properties. Gam does not have any material leases. Rental revenues, for the last ten months of fiscal year 1999, for the properties were $ 112,205.

         HRM, Inc.
     The Company is currently analyzing the healthcare industry. The Company is looking to find a new cutting edge healthcare industry to enter, or to acquire existing healthcare management facilities. As of yet, the Company has not decided on a specific trade or acquisition in the healthcare industry.

         Triad Realty, Inc.
     The Company is not yet operating as a consolidated real estate company. The Company will make Gam Properties, Inc., and Miramar Road Associates, LLC., subsidiary operations to consolidate the Companys real estate holdings. Also, all new real estate holdings will be acquired as a subsidiary of Triad Realty.

Marketing

     RB Capital and Equities, Inc., has no formal marketing program. All clients are referred by accountants, lawyers, broker/dealers and from existing clients.

     Miramar  Road  Associates,   LLC.  and  Gam  Properties,  Inc.  rent  their
properties via classified advertising or Realtor referrals. The rental income will increase on the existing properties based on demand.

Competition

     Triad Industries, Inc., has no competition. This is due to the fact that Triad Industries, Inc., is a holding company.

     RB Capital & Equities, Inc., has large-scale competition in the financial services industry. Some of the same functions of the Company are provided by accounting firms, legal firms, brokerage firms, and individual consultants. However, the management of the Company feels that they have a competitive advantage over these companies, which is due to the fact that the Company offers all the services their competition does (expect legal and auditing) under one roof. Most of the competition is fragmented and only provides one aspect of these services.

     Miramar Road Associates. LLC., is not experiencing heavy competition due to the low commercial vacancy rate in San Diego. The commercial vacancy rate in San Diego is less than 5%. The building is actually over 100% occupied. The building is over occupied because tenants are renting roof space for communication devices.

     Gam Properties, Inc., is not experiencing heavy competition in the residential realty rental business. This can be attributed to approximately a 2% residential rental vacancy is the San Diego region.

     Healthcare Resource Management, Inc., and Triad Realty Corporation., face no competition. This can be attributed to the companies being inactive.

Employees

     Presently the Company has eight full time employees and one part time employee. Management will hire additional employees only on an as needed basis and as funds are available. In such cases compensation to management and employees will be considered in light of prevailing wages for services to be rendered.

     RB Capital and Equities, Inc., has five full time employees, Miramar Road Associates, LLC., has two full time employees, Gam Properties, Inc., has one full time employee, and Healthcare Resource Management, Inc., has one part time employee. Triad Realty Corporation will be a real estate consolidation company so the company will not have employees, except those working in the consolidated subsidiaries when the company becomes active. The employees all work for the subsidiaries. Only four employees from RB Capital and Equities, Inc., do work for Triad Industries, Inc. These four employees spend approximately 30% of their time working for Triad.

Facilities

     The Company has a resident agent for services in Nevada located at 1905 South Eastern Avenue, Las Vegas, NV 84144. The corporate headquarters and RB Capital and Equities, Inc., lease a 2500 square foot office space at 16935 West Bernardo Drive, Suite 232, San Diego, CA 92127. Miramar Road Associates and Gam Properties, Inc., occupy 470 square feet at the Company owned building at 6920 Miramar Road, Suite 102, San Diego, CA 92121 as a management and rental office.

Legal

     The Company is not a part of any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened. Gam Properties, Inc., was a named party in a lawsuit regarding the sale of a property by others and in managements opinion the lawsuit does not directly effect Gam Properties, Inc. The lawsuit is being defended by former owners of Gam Properties. This case was dismissed in March 2000.

     The proceeding was pending in the Superior Court of California, County of San Diego, Central Court. The proceedings began October 15, 1999. The principal parties in the case are Manuel and Mary Zambrana (the plaintiffs) and Amresco Management, John Franco, Michael H. de Domenico, Greenland Corporation, and Gam Properties, Inc.

     Gam Properties, Inc., was named in a court proceeding together with other parties on April 2, 1999 in the Judicial District of San Diego, California. The principal parties to the litigation were as follows:

Plaintiffs:
Manuel Zambrana and Mary Zambrana

Defendants:
Amresco Management, Inc., ATF for RTC Mortgage Trust 1994  N2 and
State Street Bank and Trust Company, Chicago Title
Company, John Franco, Global Funding Corporation, Global Home Lending, Inc., Michael H. DeDomenico, Kathleen DeDemenico, Gam
Properties, Inc., and Greenland Corporation.

     The plaintiffs purchased property from Gam Properties, Inc., at 4027 31 Hamilton Street, San Diego, CA., for a purchase price of $260,799.52. This purchase took place prior to Gam Properties, Inc., being acquired by the issuer. The plaintiffs alleged that some of the defendants named, other than Gam Properties, Inc., induced the plaintiffs to purchase securities in a public company other than the issuer as well as accepting large amounts of cash from the plaintiffs. The relief sought by the plaintiffs was approximately $210,000.00.

     Subsequent to lengthy interrogations by some of the defendants, which included Gam Properties, Inc., the case was dismissed with prejudice for lack of merit.

Licenses

     Healthcare Resource Management, Inc., is currently inactive in the healthcare industry, therefore; no licensing is currently necessary. Miramar Road Associates, LLC., and Gam Properties, Inc., have California Department of real estate broker and sales licenses numbers 00373421 and 00869929 respectively.

ITEM     2.       Managements Discussion and Analysis or Plan of Operation

Overview

     Triad Industries, Inc. (formerly RB Capital and Equities) became incorporated in Nevada in October 1997. The company began operations as a financial services company. Triad Industries, Inc. was in the business of financial consulting. Triad Industries, Inc. revenues were derived from consulting income. The Company had revenues of $532,601 in 1998 and $784,438 in 1999.

     Triad Industries, Inc. prospects for the future are positive. There are several qualitative and quantitative factors that produce this positive outlook. The main qualitative factor is diversification. The quantitative factors are as follows: shortage of single family housing, shortage of commercial office space, and the presence of venture capital in San Diego.

     Diversification is the key to understanding the business model of Triad Industries. Management has determined that entering less volatile sectors should reduce negative risk to the Companies cash flow in economic downturns. Management has currently determined the sectors suited for this mix include single family housing, commercial real estate, and financial services. Management is currently exploring areas for additional expansion is low risk sectors. To date management has not compiled any material data for this expansion or new sectors to enter.

     Single family housing in San Diego is at a premium. There is approximately a 2% rental vacancy factor. In quantitative terms there are positive factors that affect the single-family housing market. These factors are as follows but not limited to higher rents, increased property values, less vacancies, and decreased time to convert property to cash if necessary.

     Commercial real estate is also driven by the shortage of availability. There is approximately a 5% rental vacancy factor. In quantitative terms there are positive factors that affect the commercial real estate market. These factors are as follows but not limited to higher rents, less vacancies, increased property values and decreased due time to convert property to cash.

     The increased presence of venture capital in the San Diego region could also help drive the financial services sector. Particularly, with this venture capital being targeted at startups and smaller companies it is the opinion of management that there will be growth in the pink sheet and OTC-BB trading arena. They are the main clients of Triads subsidiary RB Capital.

     The Company had revenues of $650,883 for the year ended December 31, 1998 compared to $964,325 for the year ended December 31, 1999. This increase can be attributed to $529,273 of rental income from the Miramar Road Associates and Gam Properties subsidiaries, which the Company acquired in 1999. Also, there was a decrease of $215,831 in consulting revenues from the financial services subsidiary. Cost of revenues increased from $118,828 in 1998 to $179,886. The increase can be attributed to the costs associated with the management of Miramar Road Associates building and Gam Properties units. Depreciation and amortization rose sharply from $1,657 for the year ended December 31, 1998 to $208,473. The acquisition of Miramar Road Associates commercial building and the Gam Properties single family dwellings were the cause of this sharp increase. Bad debt expense decreased from $31,827 for the year ended December 31, 1998 compared to $5,637 for the year ended December 31, 1999. Management has attributed this to a more stringent credit criteria. Accounting costs have increased from $4,761 for the year ended December 31, 1998 to $15,054 for the year ended December 31, 1999. This can be attributed to the acquisitions and the increasing operations of the Company. Finder fees increased significantly to $272,758. This can largely to attributed to the reverse merger business combination between HRM and RB Capital, and the acquisition of Miramar Road and Gam. There is a $104,634 charge to discount a trust deed note that is expensed in 1999. This item represents the company liquiditing a trust deed note the Company owned for cash at a discount to the face value. Insurance increased by $18,000 from 1998 to 1999. The majority of this increase can be attributed to the commercial buildings liability insurance. Stock transfer fees rose considerably from $303 in 1998 to $12,869 in 1999. This was predominately caused by the reverse capitalization. All the certificates of the previous company were required to be cancelled and reissued. Travel has increased from $1,312 in 1998 to $17,426. A large portion of this can be attributed to the fact that RB Capital has found it to be easier to perform due diligence at their clients office. Utilities were also up by $52,609, this again can be attributed to the company purchasing a commercial building. Salaries and wages were up about $90,000 due to some of the new employees in the Gam and Miramar acquisitions.

     The impact of Triad Industries acquisition of Healthcare Management Resources, Miramar Road, and Gam are very significant. These acquisitions have given the management of Triad several sources of cash flow, diversified assets, and opportunities in a growing real estate market. Management feels these acquisitions give the company a strong foothold to build a positive cash flow company with a firm base.

     There are no seasonal impacts, which have a material affect on Triad Industries.

     The other income (expense) for 1998 which nets out to $(408,872) is attributed to $(303,006) in loss on valuation of marketable securities, $1,765 in interest income, and $(107,631) in realized loss on sale of marketable securities.

     The total other income (expense) for 1999 which nets out to $(521,317) consists of the following. The Company has interest income of $6,723 and other income of $27,806. The $27,806 of other income had to do with the fees charged at the Miramar building and the Gam properties dwellings that were not rental income. The Company had a $64,141 recognized gain on the sale of marketable securities and an unrecognized loss on the marketable security valuation of $(371,346). The Company has a mortgage refinance gain of $441,000 and a $250,000 loss on a disposition of securities available for sale. The Company has a net loss of $(38,359) in disposing of some real estate assets. The Company had about $2,050 in vending fee income and utility charges from the residential real estate. The Company also had mortgage interest expense of $(403,168) from the Gam Properties and Miramar Road Associates commercial building.

     RB Capital and Equities was a non-trading publicly owned company. The company has approximately 400 shareholders. The only significant shareholder was American Health Systems, Inc. who owned 373,333 (23.5%) of common shares before the merger and 1,120,000 (17.5%) of common shares after the merger.

     Miramar Road Associates, LLC. was owned 99% by American Health Systems, Inc. Prior to RB Capital acquiring Miramar Road Associates, from American Health Systems, Inc. for a $700,000 note. This note was retired by issuing $700,000 shares of $1.00 par value preferred stock. The only significant shareholder was American Health Systems, Inc.

     RB Capital and American Health Systems were not commonly controlled.

     In the event, outside funding is necessary; the Company will investigate the possibility of interim financing, either debt or equity, to provide capital. Although, management has not made any arrangements or definitive agreements, the Company would consider private funding or the private placements of its securities and/or public offering. If the Company experiences a substantial delay in marketing revenues and its unable to secure public financing from the sale of its securities or from private lenders, the continuation of the Company as a going concern would be seriously jeopardized.

     The Company is proceeding with the procurement of long term financing on the Miramar property that would reduce mortgage payments presently on the property. The Company is also considering a possible filing of a Regulation D Rule 505 private placement offering in the next fiscal year in the amount of $2,500,000. There is of course, no guarantee that 100% of the offering will be sold within the 180-day term of the offering. The Regulation D Rule 505 private placement offering would be conducted by the parent holding company.

     The company also has a $50,000 bank line of credit. The $50,000 credit line is an adjustable rate loan. The loan is an open revolving line of credit, with annual terms of prime plus 3.65%. (ie. If prime was 9% the interest rate would be 12.65%.) There are no restrictions on the use of this line of credit. As of December 31, 1999 there was $25,121 outstanding on this line of credit.



                        FINANCIAL INFORMATION RELATING TO
                        INDUSTRY SEGEMENTS AND CLASSES OF
                              PRODUCTS OR SERVICES

                                                          YEAR
                                                 1997        1998        1999

Sales to unaffiliated customers:
* Miramar Road Associates, LLC
Commercial Real Estate Rental Income               -             -      417,068
*  Gam Properties, Inc.
Residential Real Estate Rental Income              -             -      112,205
    RB Capital and Equities, Inc.
Financial Service Income                     166,762       650,883      435,052
   Triad Industries, Inc.
Parent (holding) Company                           -             -            -
   HRM
Healthcare (inactive)                              -             -            -

Intersegment Sales
Miramar Road Associates, LLC                       -             -            -
Gam Properties, Inc.                               -             -            -
RB Capital and Equities, Inc.                      -             -            -
Triad Industries, Inc.                             -             -            -
HRM                                                -             -            -

Operating Profit/Loss
Miramar Road Associates, LLC                       -             -       61,080
Gam Properties, Inc.                               -             -     (210,354)
RB Capital and Equities, Inc.                (33,103)      311,994     (113,887)
Triad Industries, Inc.                             -             -     (114,208)
HRM                                                -             -       (6,030)

Identifiable Assets
Miramar Road Associates, LLC                       -             -    3,773,195
Gam Properties, Inc.                               -             -    1,192,334
RB Capital and Equities, Inc.                909,058     1,062,633      679,003
Triad Industries, Inc.                             -             -       40,777
HRM                                                -             -        3,381


         *  Miramar and Gam were not acquired until February 26, 1999.

Net Operating Loss

     The Company had approximately $33,140 of retained earnings as of December 31, 1998. As of December 31, 1999 the Company has net operating loss carryforwards was $ (679,540) which may be offset against taxable income and income taxes in future years. The use of these losses to reduce income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. The carryforwards expire in the year 2014. In the event of certain changes in control of the Company, there will be an annual limitation on the amount of net operating loss carryforwards, which can be used. No tax benefit has been reported in the financial statements for the year ended December 31, 1998. For the year ended December 31, 1999 a tax benefit has been reported in the financial statements for $ 367,300.


Recent Accounting Pronouncements

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard (SFAS) No. 128, Earnings Per Share and Statement of Financial Accounting Standards No. 129 Disclosures of Information about an Entitys Capital Structure. SFAS No. 128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion No. 15, Earnings Per Share. SFAS No. 128 provides for the calculation of Basic and Dilutive earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS no. 129 establishes standards for disclosing information about an entitys capital structure. SFAS no. 128 and SFAS no. 129 are effective for financial statements issued for periods ending after December 15, 1997. Their implementation did not have a material effect on the financial statements.

     The Financial Accounting Standards Board has also issued SFAS No. 130, Reporting Comprehensive Income and SFAS no. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Owners and distributors to owners define comprehensive income to include all changes in equity except those resulting from investments. Among other disclosures, SFAS no. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS no. 131 supersedes SFAS no. 14 Financial Reporting for Segments of a Business Enterprise. SFAS no. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customer. SFAS no. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

     SFAS 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Results of operations and financial position, however, were unaffected by the implementation of the standard.

Inflation

     In the opinion of management, current inflation rates will not have a material effect on the operations of the Company. Rental agreements include cost of living increases on an annual basis.

Risk Factors and Cautionary Statements

     This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the ability of the Company to meet its cash and working capital needs, the ability of the Company to successfully market its product, and other risks detailed in the Companys periodic report filings with the Securities and Exchange Commission.



Quarterly Trends

     The Company expects revenues to grow moderately through the next four quarters of 2000. The moderate growth of revenues will be largely attributed to increasing rental rates in San Diego. Therefore, Gam Properties, Inc., and Miramar Road Associates, LLC., should experience increasing rental revenues. Also OTC-BB companies must now be full reporting. This may increase the service and consulting revenues of RB Capital and Equities, Inc. This is due to the fact that RB Capital and Equities, Inc. is a financial services firm, involved in the assistance of financial reporting on a fee basis for other public companies as clients. These clients now must report quarterly, not yearly. Therefore, RB Capital and Equities will be providing increased services to their clients quarterly not just at year-end. Long term financing is also being sought for Miramar Road Associates, LLC., which would reduce interest expense by approximately $5,000 a month. The existing financing is in place on the subject property contained unusually high interest rates, due to low occupancy when the financing was obtained. As of December 31, 1999 Miramar was over 100% leased, significantly increasing cash flows which will allow institutional financing bearing lower rates of interest. As of December 31, 1999 the company had a financing proposal from a lender and management could reasonably estimate $5,000 a month to be the expected monthly savings on interest.

Liquidity and Capital Resources

     Since inception on October 17, 1997 through December 31, 1998 RB Capital &Equities, Inc., (the predecessor due to reverse merger) funded its historical business operations by equity transaction, revenues generated by historical services, and merger acquisition consulting income. As of December 31, 1998 RB Capital & Equities, Inc., had current assets of $ 777,151, total assets of $ 1,062,633 with total current liabilities of $ 72,683, total liabilities of $ 72,683 and total stockholders equity of $ 989,950.

     Since March 15, 1999 through December 31, 1999 the consolidated operations have been funded by equity transactions, business service income, rental income, and mortgage financing. As of December 31, 1999 the Company has current assets of $ 2,416,387, total assets of $ 6,055,993, with liabilities of $ 3,896,640, net equity of $ 2,159,354, with 6,403,418 shares of common stock and 850,000 shares of preferred stock outstanding.

     The Companys current capital was provided by existing revenues, liquidity of current assets, sale of real property, and equity transactions. The Company sold two residential properties for a total sale of $1,365,500. These sales provided $235,091 of working capital for the Company. Management believes that the Companys cash requirement can be met from existing cash flow for the next
ninety  days.  The  Companys   short-term  cash  requirement  is  approximately
$200,000. The existing sources of cash flow for the next 90 days is approximately $144,000 of rental revenue from Miramar Road Associates, LLC., $30,000 in rental revenue for Gam Properties, Inc., and $100,000 from consulting services and from the sale of marketable securities / securities available for sale of other companies that RB Capital has acquired as fee income or purchased. Beyond 90 days management believes the existing sources of cash flow from operations are adequate to meet the companies capital requirements. There have been no agreements to purchase additional properties. However, if additional revenues for existing properties are not adequate to satisfy its capital needs, the Company will have to explore other alternatives for funding. Management anticipates that further capital of $500,000 will be necessary to expand its real estate holdings. The Company has not yet decided on how it will fund further purchases. The Company will most likely use a mixture of cash on hand, additional debt, and equity offerings.

     There are different long-term financial needs for the subsidiaries of Triad Industries, Inc. The financial needs for each is as follows:

     RB Capital & Equities, Inc., is seeking approximately $500,000 whether through Triad Industries, Inc., possible 505 D offering or through private financing. There have been no definitive agreements, solicitation, purchase, or placement of the Regulation D Rule 504 offering. This would enable RB Capital & Equities, Inc., to either aggressively pursue merger and acquisitions for the parent company or invest in start-up companies that need venture capital.

     Miramar Road Associates, LLC., is seeking long term financing for the property located at 6920, 6910, 6914 San Diego, California 92212, (the property). The financing being sought is a long-term loan in the amount of $2,785,000 together with the cost of the new loan, approximately $132,000. The terms of the new financing being sought is as follows: An interest rate of 9 to 91/2% amortized over a 25 or 30 year period. A financing package has been submitted for approval with a lending institution as of December 31, 1999. A financing package has been submitted for approval with a lending institution as of December 31, 1999. As of December 31, 1999 the financing has not completed. The lending institution is completing the required paperwork and documentation necessary for final approval and funding. Closing is expected to occur in late July. The funding is debt financing. This new loan would reduce Miramar Road Associates, LLC., monthly interest payment by about $5,000.00 a month. Also a new long-term loan would eliminate expensive yearly loan fees. The new loan fees would be amortized over a longer period.

     Gam Properties, Inc., only current long term need would be if the parent company proceeded with a 505 D offering. Gam Properties, Inc., would use about
$500,000.00 to pay down mortgage debt. Otherwise, Gam Properties, Inc., is currently stable with its historical cash flow.

     Healthcare Resource Management, Inc., and Triad realty, Inc., are both currently inactive. Therefore, there has not been any analysis to consider long tern cash flow needs for either subsidiary.

     The company also has a $50,000 bank line of credit. The $50,000 credit line is an adjustable rate loan. The loan is an open revolving line of credit, with annual terms of prime plus 3.65%. (ie. If prime was 9% the interest rate would be 12.65%.) There are no restrictions on the use of this line of credit. As of December 31, 1999 there was $25,121 outstanding on this line of credit.

     Triad Industries, Inc., has $ 2,416,387 in current assets including $ 43,236 in cash. The Company believes the $454,782 its holds in marketable securities, and the $ 1,202,095 in assets held for sale to be very liquid. The marketable securities can be converted to cash in under three days and the assets held for sale would take about a month. However, there is a tremendous housing boom in Southern California. The tremendous housing boom in Southern California is relevant to the fact the assets held for sale have a historical cost of $1,202,095. This real property would be easier to convert to cash if necessary, due to the housing boom. As of December 31, 1999 the financing on the Miramar Road Associate building has not completed. The Company holds $ 345,213 in accounts receivable. This is also highly liquid, however; this liquidity depends on the party the amount is due from. The tax impound account and income tax benefit are not liquid. The tax benefit is an amount that most likely will be recognized in the next year. The impound accounts includes property taxes paid on behalf of the assets held for sale. Due to the fact Triad Industries is a consolidated parent holding company Triad Industries, Inc. will use revenues from Miramar Road Associates, LLC, Gam Properties and RB Capital & Equities to satisfy Triads short term cash requirements.





Results of Operation

     A summary of our balance sheet for the two years ended December 31, 1998, and 1999 are as follows:

                             Triad Industries, Inc.
                     (formerly RB Capital & Equities, Inc.)
                            Years Ending December 31,
                                            1999             1998

Cash/Cash Equivalents             $         43,236            191
Other Current Assets                     2,373,151        776,960
Other Assets                             3,639,606        285,482
Total Assets                             6,055,993      1,062,633

Current Liabilities                      3,896,640         72,683
Other Liabilities                                -              -
Total Liabilities                        3,896,640         72,683

Total Shareholders Equity                2,159,354        989,950
Total Liabilities and
Shareholders Equity                      6,055,993      1,062,633

Summary of Revenue Statement

     The following summarizes the results of the Companys operations for the two years ended December 31, 1998, and 1999.

                             Triad Industries, Inc.
                     (Formerly RB Capital & Equities, Inc.)
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                     Years Ended
                                                      December 31

                                                   1999                   1998

Revenue                                         $   964,325             650,883
Cost of Revenues                                    179,886             118,282
Net Revenues                                        784,438             532,601
Operating Costs                                   1,343,102             220,607
Other Income & (Expenses)                          (521,317)           (408,872)
Income (Loss) Before Taxes                       (1,079,980)            (96,878)
Provision For Income                                      -                   -
Tax (Expense) Benefit                               367,300              34,752
Net Income (Loss)                                  (712,680)            (62,126)
Loss or gain per share
Basic                                                  (.14)               (.09)
Diluted                                                (.11)               (.09)



Plan of Operation

     Assuming present occupancy the real estate operation generates $58,000 per month or $696,000 as an annualized basis, the financial service business generates $700,000 per year and in 1999 the Company had real estate sales of $1,369,500. The properties had a cost of $ 1,407,859; therefore, there was a net loss on the property sales of $ (38,359). As of December 31, 1999 the Company had an accumulated earning deficit of $ 679,540. The Company expects losses arising from interest expense, depreciation, and amortization to decrease as properties are traded or sold.

     The Company is looking into the possibility of a sale of securities pursuant to Regulation D Rule 505 for $2,500,000. The use of these funds will be to reduce mortgage debt, additional properties, and provide working capital.

     The company has a $50,000 bank line of credit. The $50,000 credit line is an adjustable rate loan. The loan is an open revolving line of credit, with annual terms of prime plus 3.65%. (ie. If prime was 9% the interest rate would be 12.65%.) There are no restrictions on the use of this line of credit. As of December 31, 1999 there was $25,121 outstanding on this line of credit.

ITEM     3.       Description of Property

     Triad Industries, Inc., and its subsidiary RB Capital and Equities, Inc., occupy a leased 2500 square foot office located at 16935 West Bernardo Drive, Suite 232, San Diego, CA 92127 and Miramar Road Associates and Gam Properties, Inc., occupy an office of 470 square feet at 6920 Miramar Road, Suite 105, San Diego, CA 92121 as a property management and rental office.

     The Company owns and operates a 51,000 square foot commercial complex of four buildings on a 2.5 acres of land on a major thoroughfare at 6920 Miramar Road, in San Diego, CA. The building is 100% occupied and leased to forty-seven
(47) tenants and generates approximately $48,000 per month in gross income.

     The Company  also owns 4  apartment  buildings  located at : 4592  Bancroft
Avenue, 2135-39 Grand Avenue, 3635 3rd Avenue, 2016-18 Balboa and 2015-17 Hornblend. All units are in the City of San Diego, Ca. and generate $10,000.00 per month in gross revenues, 2016-18 Balboa and 2015-17 Hornblend are one apartment building constructed back to back fronting on two different streets. There are two units on each street.

     It is the intent of the Company to expand its real property portfolio by using equity securities.

     The total of the 15 apartments are rented to 15 people are rented on a month to month basis and are fully occupied. The mortgages on all of the properties are fully amortized.

                                         Interest
Location                Description        Rate

2135-39 Grand Ave     Tri-plex            7.667%

Taxes $3,602
4952 Bancroft         7 Units             7.500%

Taxes $2,138

3635 3rd Ave          Condo              10.250%

Taxes $    1,514

2016-18 Balboa        4 Units             7.817%
2015-17 Hornblend *

Taxes $320



                                                                     Annual
                                                        Square       Rental
                                Cost         Rent       Footage      Income
2135-39 Grand Ave.           $ 355,350     $ 233,955     2,050       $30,900
                                                                      per year
Taxes $3,602                                               (or $10,300 per unit)

4952 Bancroft                  390,000       264,099     3,950        $48,420
                                                                       per year
Taxes $2,138                                                (or $6,917 per unit)

3635 3rd Ave.                  180,000       113,004       900        $12,600
                                                                       per year
Taxes    $1,514                                              (or 1,050 per unit)

2016-18 Balboa                 420,000       307,908     1,800         $35,700
2015-17 Hornblend *                                                    per year
                                                             (or 8,925 per unit)
Taxes $320


     * This is one apartment building. The building has four units built back to back; therefore, there are two units on each street.

Commercial Property

     The company owns a fifty one thousand square foot commercial building located at 6920 6910 A & A and 6914 Miramar Rd, San Diego, California. There are forty-seven tenants leased on a standard commercial basis. There are 47 tenants who occupy the building. There are 5 material leases that occupy 23,515 square feet or 46% of the building and contribute to 47% of the rental income per month.
                              Square     Annual     Lease
Tenant                        Footage     Rent     Exp. Date
Del Mar Imaging                 3,219   $ 28,211   1/30/03
Robins Research                 8,095     82,556   8/30/01
Training Directions             7,327     74,724   7/31/02
American Dream Invitations      1,946     21,012   7/14/02
Quki Lube                       3,224     61,116   8/30/05

Projected Annual Income      $576,000
Projected Service Fees        360,780
Taxes                          16,788



ITEM     4.       Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information, to the best of the Companys knowledge, as of December 31, 1999, with respect to each director and officer and management as a group and any holder owning more than 5% of the outstanding common stock.

      Name and                  Position        Title of   Amount of  Percentage
      Address                                    Class      Shares
--------------------------------------------------------------------------------
  Gary DeGano                President/Director   Common   190,000         3%
  819 Nantasket Court
  San Diego, CA 92109

 Linda M. Bryson             Vice President       Common   240,000         4%
 9980 Scripps Vista Way #96 Director
 San Diego, CA 92131

 Michael Kelleher             Secretary            Common   150,000         2%
 5209 Hewlett Drive           Treasurer
 San Diego, CA 92115          Director

 James B. Crowell             Director             Common   165,723         3%
 PO Box 15711
 Long Beach, CA 90815

Terry Worthylake              Director             Common   199,362         3%
4440 North Rancho Drive
Suite 170
Las Vegas, NV

Dave Czoske                   Director             Common    50,000         1%
6920 Miramar Road
 Suite 102
San Diego, CA 92121

   Management as a Group                                    995,085        16%

  American Health Systems, Inc.                           1,120,000      17.5%
   46 Corporate Park
   Suite 100
   Irvine, CA 92606

     The above figures are based on 6,403,418 shares of common stock issued and outstanding as of December 31, 1999.

     As of December 31, 1999 there were no shares of common stock owned by beneficial owners and management that were subject to options, warrants, preferred stock or other convertible securities exercisable within 60 days.

ITEM     5.       Directors, Executive Officers, Promoters and Control Persons

Executive Officers and Directors

     The executive officers and directors of the Company are as follows:

Name and Address           Age      Position

Gary DeGano                 59   President/Director
16935 West Bernardo Drive        President Triad Realty
Suite 232
San Diego, CA 92127

Linda M. Bryson             41   Vice President/Director
16935 West Bernardo Drive        President RB Capital & Equities
Suite 232
San Diego, CA 92127

Michael Kelleher            25   Secretary/Director
16935 West Bernardo Drive        Controller
Suite 232
San Diego, CA 92127

Dave Czoske                 56   Director
6920 Miramar Road                President, GAM Properties, Inc.
Suite 100
San Diego, CA 92121

James B. Crowell            60   Director
PO Box 15711                     President, HRM, Inc.
Long Beach, CA 90815

Terry Worthylake            64   Director
4440 North Rancho Drive
Las Vegas


     The directors are elected to serve for one year, or until the next annual meeting, or until their successors are duly qualified. The officers are appointed by the directors of the Company.

         Gary DeGano, President
     Mr. DeGano is currently the President, CEO and Director of Triad Industries, Inc., a publicly traded Nevada Corporation that functions in the real estate business and financial service industries. Mr. DeGano also serves as President and manger of Miramar Road Associates, LLC., which owns and operates a 51,000 square foot office facility in San Diego, CA. Mr. DeGano has served as its President and manager since 1999. From 1996 to the present Mr. DeGano has worked for RB Capital and Equities, Inc. He has served for over twenty-six years in the mortgage banking, escrow and real estate finance industries. Co-founded a full service mortgage banking firm that provides sources of real estate loan funding to builders, mortgage brokers, and the general real estate sales community, directly responsible for developing programs, processing and quality control systems, loans servicing and foreclosures. President and Chief Executive Officer of Sun Harbor Financial Resources, a publicly held holding company that owned a mortgage banking firm and directed real estate escrow transactions from 1985 to 1994. He attended Ohio State University obtaining a FNMA underwriter designation. Mr. DeGano currently serves as a director of American Electric Automobile, Inc. American Electric Automobile, Inc., is not affiliated with Triad Industries, Inc.

         Linda M. Bryson, Vice President
     Ms. Bryson has been the President of RB Capital and Equities, Inc., (a subsidiary of Triad Industries, Inc.) from 1997 to present. Also, since 1994 to the present Ms. Bryson has been Vice President of Bellissima Day Spa, an 11,000 square foot full service spa and salon. Ms. Bryson studied Human Resources and accounting at Santa Monica College and UCSD.

         Michael Kelleher, Secretary/Treasurer
     Mr. Kelleher received his BS in accounting from San Diego State University in June of 1997. Commencing February 1997 to current Mr. Kelleher has served as the Secretary/Treasurer of RB Capital and Equities, a corporation in the financial services field and the President of Escondido Capital, Inc., an investment corporation. From 1997 to current he served as the President of Escondido Capital, Inc., an investment corporation. Since March of 1999, Mr. Kelleher has also served as the Chief Financial Officer and as a director of Triad Industries, Inc., a publicly traded company. Mr. Kelleher also serves as a financial consultant to a number of private clients.

         Dave Czoske, Director
     Mr. Czoske has served as President of Gam Properties, Inc. since 1998. As the President of Gam Properties he is responsible for the day to day operations of commercial properties, and negotiating and enforcing leases. He has more than 15 years experience in the real estate business. From 1993 until 1998 he was the Manager of Gam Properties, Inc. His responsibilities with Gam Properties beyond the day to day operations include advertising and showing properties, negotiating leases as well as all maintenance for several residential and commercial properties.


         James B. Crowell, Director
     Mr. Crowell is the president of HRM since 1997. Since 1999 he has served as the President of American Health Systems, Inc. Currently, this company is in the process of reorganization. Mr. Crowell, since 1999, has served as the President of HRM. He successfully negotiated the sale of the company to Triad Industries. From 1996 until 1998 he served as the Vice President and Chief Operating Officer of Interstate Care Systems, Inc. He was responsible for the business operations of developing a Physician Practice Management and Consulting Company. He has also served as a Director, Vice President and COO of Med-Search, Inc. As COO he was responsible for the day to day operations of a Southern California IPA that contracted with 8 managed care organizations. Mr. Crowell has a Ph.D. in Healthcare Administration, an MBA in Finance and his BA in Political Science.

         Terry Worthylake, Director
     Mr. Worthylake is chairman of HRM since 1997. Prior to the formation of HRM, he served as a Director and President of Med-Search, Inc., a public company, that acquired and managed medical practices, and IPAs. The Company contracted with 8 HMOs and several PPOs through a network of over 1500 physicians. Mr. Worthylake is a director of Triad Industries since March of 1999. Mr. Worthylake served as President of Interstate Care Systems from 1987 to 1993 when the Company was acquired by Med-Search. Mr. Worthylake has a MBA in Healthcare Management and a BA in Economic.

ITEM     6.       Executive Compensation

         Gary DeGano
         Mr. DeGano receives $36,000 per year.

         Linda M. Bryson
         Ms. Bryson receives $48,000 per year.

         Michael Kelleher
         Mr. Kelleher receives $36,000 per year.


         Dave Czoske
         Mr. Czoske receives $26,400 a year.

         James B. Crowell
         Mr. Crowell receives ten (10) percent of the profit participation of HRM, Inc.

         Gary DeGano, Linda Bryson and Michael Kelleher are paid cash monthly by RB Capital and Equities, Inc. Dave Czoske is paid cash monthly by Gam Properties, Inc., and Jim Crowell is paid cash by Healthcare Resource Management, Inc., only if there is an operating profit.

         Directors receive $12,000 per year paid by Triad Industries, Inc., payable in stock, paid quarterly, plus expenses for attending meetings.
Name
And                                          Restricted
Principal                                      Stock
Position          Year     Salary      Bonus   Awards

Gary DeGano        1999   $50,000   $25,000   $ 6,000
President

Linda M. Bryson    1999    40,000     4,800
Vice President

Michael Kelleher   1999    30,000     3,600
Secretary

Dave Czoske        1999    20,000     2,400
Director

James Crowell      1999     1,000
Director

     Mr. DeGano received $25,000 as compensation for a finders fee for the sale of Chase Avenue real estate holding. The $6,000 in restricted stock awards for service for the year ended December 31, 1999 and is 100,000 shares of common stock at $.06.

     Miss. Bryson received $4,800 in restricted stock awards for service for the year ended December 31, 1999 and is 80,000 shares of common stock at $.06.

     Mr. Kelleher received $3,600 in restricted stock awards for service for the year ended December 31, 1999 and is 60,000 shares of common stock at $.06.

     Mr. Czoske received $2,400 in restricted stock awards for service for the year ended December 31, 1999 and is 40,000 shares of common stock at $.06.

     Mr. Crowell received $1,000 in restricted stock awards for service for the year ended December 31, 1999 and is 16,666 of common stock at $.06.

ITEM     7.       Certain Relationships and Related Transactions

     Gary DeGano, Linda Bryson, Michael Kelleher, and Dave Czoske received shares in Healthcare Resource Management, Inc., because they owned shares in RB Capital and Equities, Inc., when the reverse merger was complete.

Mr. Crowell and Mr. Worthylake received 112,500 shares each due to their ownership of Healthcare Resource Management, Inc., stock through the reverse merger.

     The remaining 3,218,798 common shares were issued to shareholders of RB Capital and Equities, Inc., and Healthcare Resource Management, Inc. The shares of Healthcare Resource Management, Inc. became Triad Industries, Inc. on March 15, 1999 as a Special Meeting of Shareholders where the company approved an amendment to the Articles of Incorporation changing Healthcare Resource Management, Inc. name to Triad Industries, Inc. in conjunction with the RB Capital and Equities recapitalization.

     The following officers and directors of RB Capital and Equities, Inc., and Healthcare Resource Management, Inc., received common shares of Triad Industries, Inc., (formerly RB Capital & Equities, Inc.) in exchange for common shares they owned in RB Capital and Equities, Inc., and Healthcare Resource Management, Inc., for the March 15, 1999 recapitalization between RB Capital & Equities, Inc. and Healthcare Resource Management, Inc.



                                    Number of
                                    Shares
                  Gary DeGano       156,450
                  Linda M. Bryson   180,000
                  Michael Kelleher  132,900
                  Dave Czoske        10,000



     The shares of Healthcare Resource Management, Inc. became Triad Industries, Inc. on March 15, 1999 at a Special Meeting of Shareholders where the company approved an amendment to the Articles of Incorporation changing Healthcare Resource Management, Inc. name to Triad Industries, Inc. and approving a reverse capitalization with RB Capital and Equities.

     American Health Systems, Inc., received a note for $700,000 from RB Capital and Equities, Inc., for the purchase of Miramar Road Associates, LLC. on February 26, 1999. After the March 15, 1999 reverse merger the note was retired by issuing $700,000 of $1.00 preferred stock Triad Industries, Inc.

     American Health Systems, Inc., also received a note of $700,000 from RB Capital & Equities for the sale of Gam Properties, Inc. on February 26, 1999. The note was retired by issuing 373,333 shares of RB Capital & Equities, Inc., common stock, prior to the March 15, 1999 recapitalization. This stock became 1,120,000 shares of Triad Industries, Inc. common stock after the three for one (3:1) forward split that occurred in conjunction with the recapitalization. American Health Systems, Inc., exchanged $1,327 of cash, $4,062 in tax impound accounts, and $2,614,825 in real estate property, and intercompany loans totaling $(43,655), for total assets for $2,888,169. These assets were subject to accounts payable of $2,800, property taxes of $10,684, security deposits of $14,957, and mortgage principle of $1,848,197. Gam Properties, Inc., had a net equity value of $700,000.

     American Health Systems, Inc., also received a note for $700,000 from RB Capital & Equities, Inc., for the purchase of Miramar Road Associates, LLC. After the March 15, 1999 reverse merger the note was retired by issuing 700,000 shares of $1.00 preferred Triad Industries, Inc. stock. In consideration for the preferred stock American Health Systems, Inc., exchanged a building with approximately $2.7 million in debt with a fair market value of approximately
$3.4 million; therefore; the Miramar Road Associate, LLC. had a net worth of $700,000.

     The shares of Healthcare Resource Management, Inc. became Triad Industries, Inc. on March 15, 1999 at a Special Meeting of Shareholders where the company approved an amendment to the Articles of Incorporation changing Healthcare Resource Management, Inc. name to Triad Industries, Inc.

     Triad Industries, Inc., is a holding company with no operations of its own. There are no arrangements by which Triad Industries, Inc., receives distributions from its subsidiaries. Monetary distributions from subsidiaries are on an as needed basis. This is because all the subsidiaries are responsible for their own operating expenses. Triad Industries, Inc. will use revenues from Miramar Road Associates, LLC, Gam Properties and RB Capital & Equities to satisfy Triads short term cash requirements.

     Triad Industries, Inc., is involved in a management contract with RB Capital and Equities, Inc., a subsidiary. The agreement calls for a $7,500 a month payment to RB Capital and Equities, Inc., for management services. Included in the management contract are fees for investor relations, office space, secretarial work, telephones, meeting rooms and accounting. The monthly fee currently is being accrued, until the companys subsidiaries are fully operational. At that time the operating subsidiaries will make cash contributions to the parent holding company.

ITEM     8.       Description of Securities

     The Company is authorized to issue 50,000,000 shares of Common Stock, par value $.001 per share, of which 5,256,716 were issued and outstanding as of December 31, 1998. These shares were reversed on a 1:10 basis on March 15, 1999. 5,593,822 shares of common stock were issued and outstanding on March 31, June 30, and September 30, 1999. 6,403,418 shares of common stock were outstanding as of December 31, 1999. In addition, the corporation is authorized to issue 10,000,000 shares of preferred stock par value $1.00 that may be issued in series at stated value, of which zero were issued as of December 31, 1998 and March 31, 1999. 700,000 shares were issued and outstanding as of June 30, 1999 and September 30, 1999. As of December 31, 1999 there were 850,000 shares of preferred stock issued and outstanding.

     All shares of Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights. All shares of Common Stock entitle the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefore; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of Common Stock are fully paid and non-assessable.

     The preferred stock is (1) non- voting stock, (2) convertible at the second anniversary from issuance on a two for one (2:1) basis to common stock, (3) has a preference over common stock to be paid $1.00 per share as a preferential liquidation.

                                     PART II

     ITEM 1. Market Price of and Dividends on the Registrants Common Equity and Other Shareholder Matters

     The shares of Triad Industries, Inc., the Registrant, trade on the NQB Electronic Pink Sheets under the symbol TRDD with a Standard and Poors Cusip
# 89579C 10 7. As of September 30, 1999 there were 722 shareholders of record. The recent high bids and low bids, from the National Quotation Bureau, were:

                         High          Low
December 31, 1998       $.25     $     .125
March 31, 1999          $     .50$     .25
June 30, 1999           $     .25$     .1875
September 30, 1999      $     .18$     .125
December 31, 1999       $     .30$     .20

         There are eight broker-dealers listed as traders of the Company stock.
                    Frankel Securities               Paragon Securities
                    Hill-Thompson Securities         Equitrade Securities
                    Myerson Securities               Sharpe Securities
                    Nabe Securities                  Wein Securities

     These quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions

     The Companys shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities and Exchange Act of 1934, as amended (the Exchange
Act),  commonly  referred  to as the penny  stock  rule.  Section  15(g) sets
forth-certain   requirements   for   transactions  in  penny  stocks  and  title
15g-9(d)(1) incorporates the definition of penny stock that is found in Rule 3a51-1 of the Exchange Act.

     The Commission generally defines penny stock to be any equity security that has a market price less the $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation from the NASDAQ stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuers net tangible assets; or exempted from the definition by the Commission. If the Companys shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, who generally are persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

     For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have received the purchasers written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Companys Common Stock and may affect the ability to shareholders to sell their shares.

Dividend Policy

     The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

ITEM     2.       Legal Proceedings

     The Company is not a part of any material pending legal proceedings and no such action by, of to the best of its knowledge, against the Company has been threatened. Gam Properties, Inc., case number 729554, is named in a lawsuit regarding the sale of property by others and in managements opinion the lawsuit does not directly effect Gam Properties, Inc. Former owners of Gam Properties, Inc are defending the lawsuit.

     Gam Properties, Inc., was named in a lawsuit filed together with other parties on April 2, 1999 in the Judicial District of San Diego, California. The principal parties to the litigation were as follows:


Plaintiffs:
Manuel Zambrana and Mary Zambrana

Defendants:
Amresco Management, Inc., ATF for RTC Mortgage Trust 1994 N2 and State Street Bank and Trust Company, Chicago Title
Company, John Franco, Global Funding Corporation, Global Home Lending, Inc., Michael H. DeDemenico, Kathleen DeDemenico, Gam
Properties, Inc., and Greenland Corporation.

     The proceeding was pending in the Superior Court of California, County of San Diego, Central Court. On October 15, 1999 the proceedings for this lawsuit began. The principal parties in the case are Manuel and Mary Zambrana (the plaintiffs) and Amresco Management, John Franco, Michael H. de Domenico, Greenland Corporation, and Gam Properties, Inc., (the defendants).

     The plaintiffs purchased property from Gam Properties, Inc., at 4027 31 Hamilton Street, San Diego, CA., for a purchase price of $260,799.52. This purchase took place prior to Gam Properties, Inc., being acquired by the issuer. The plaintiffs alleged that some of the defendants named, other than Gam Properties, Inc., induced the plaintiffs to purchase securities in a public company other than the issuer as well as accepting large amounts of cash from the plaintiffs. The relief sought by the plaintiffs was approximately $210,000.00.

     Subsequent to lengthy interrogations by some of the defendants, which included Gam Properties, Inc., the case was dismissed with prejudice for lack of merit.

ITEM     3.       Changes in and Disagreements with Accountants

     Triad Industries, Inc. former auditors Jones, Jensen and Co. were dismissed as of March 31, 1999. In the past two years the accountants report on the financial statements did not contain an adverse opinion, disclaimer of opinion or was modified as to uncertainty, audit scope, or accounting principles. The decision to change accountants was recommend and approved by the companys Board of Directors.

ITEM     4.       Recent Sales of Unregistered Securities

     On October 17, 1997 the Company issued 5,000 shares of common stock to Michael Kelleher, Linda Bryson, and Kevin Smith for services at $.50 per share. These shares were issued under 4(2) of the 1933 Securities Act. These shares bear a restrictive legend.

     On December 22, 1997 the Company issued 44,300 shares of common stock to Mandarin Overseas Company, Ltd. These shares were issued for services at $.62 per share. These shares were issued under Section 4(2) and 4(6) of the 1933 Securities Act.

     On December 22, 1997 the Company issued 88,600 shares of common stock to Centro Americana de Comercializacion, S.A. These shares were issued for services at $.62 per share. These shares were issued under Section 4(2) and 4(6) of the 1933 Securities Act.

     As of December 31, 1997 the Company had 779,843 shares of common stock issued and outstanding.

     On June 17, 1998 the Company issued 4,400 shares of common stock to Donner Investment Corporation at $.30 per share, in exchange for securities. These shares are issued under Section 4(2) of the 1933 Securities Act and bear a restrictive legend.

     On June 17, 1998 the Company 20,000 shares of common stock to Escondido Capital, Inc. at $2.70 per share, in exchange for securities. These shares are issued under Section 4(2) and 4(6)of the 1933 Securities Act.

     On June 17, 1998 the Company issued 5,000 shares of common stock to Canyon Capital, Inc. at $.25 per share, in exchange for securities. These shares are issued under Section 4(2) of the 1933 Securities Act and bear a restrictive legend.

     On June 17, 1998 the Company issued 10,160 shares of common stock to Royal Crest Investment at $1.00 per share, in exchange for a note payable. These shares are issued under Section 4(2) and 4(6) of the 1933 Securities Act.

     On June 17, 1998 the Company issued 45,000 shares of common stock to Global Investment Network at $1.00per share, in exchange for securities. These shares are issued under Section 4(2) and 4(6) of the 1933 Securities Act.

     Donner  Investment  Corporation,   Escondido  Capital,  Inc.,  Royal  Crest
Investment, and Global Investment Network, Inc., are accredited investors.

     On June 30, 1998 the Company issued 100,000 shares of common stock for services at $1.00 per share. Michael Kelleher, Gary DeGano, Linda Bryson, and Kevin Smith each received 25,000 shares. These shares were issued under Section 4(3) of the 1993 Securities Act and bear a restrictive legend.

     On November 4, 1998 the Company issued 125,000 shares of common stock to Todd Smith at $1.00 per share for a stock subscription receivable. These shares were issued under Section 4(2) of the 1933 Securities Act and bear a restrictive legend.

     On December 31, 1998 the Company issued 6,250 shares of common stock to Trans Caribe Investors at $1.00 per share for a note payable. These shares were issued under Section 4(2) of the 1933 Securities Act and bear a restrictive legend.

     On December 31, 1998 the Company issued 20,253 shares of common stock to Escondido Capital at $1.00 per share for management fees. These shares were issued under Section 4(2) and (6) of the 1933 Securities Act.

     On December 31, 1998 the Company issued 20,162 shares of common stock to Donner Investment at $1.00 per share for a note payable. These shares were issued under Section 4(2) and 4(6) of the 1933 Securities Act.

     On December 31, 1998 the Company issued 75,000 shares of common stock to Robert Bryson at $.62 per share for securities. These shares were issued under
Section 4(2) and 4(6) of the 1933 Securities Act.

     As of December 31, 1998 the Company has 1,211,068 shares of common stock issued and outstanding.

     On March 15, 1999 the Company issued 525,668 shares of common stock to the shareholders of Healthcare Resource Management, Inc., a trading public Company in compliance with the agreement and plan of reorganization. These shares were valued at $.03 per share based in the equity value of the Company.

     On March 15, 1999 the Company issued 313,942 shares of common stock to at $.0625 for services for the reverse acquisition. 136,500 were issued to Terry L. Worthylake, 134,723 shares to Golden Dolphin Investments, LLC. and 42,719 shares were issued to Retirement Centers International. These shares were issued under
Section 4(2) of the 1933 Securities Act and bear a restrictive legend.

     On March 15, 1999 the Company issued 373,333 shares of common stock to the shareholders of Gam Properties, Inc., these shares rolled forward on a 3 for 1 basis and became 1,120,000 shares of common stock. The shares were valued at $.625 per share. These shares were issued under Section 4(6) and were for the cancellation of a note payable to American Health Systems for the Gam Properties, Inc. purchase.

     On March 15, 1999 the Company issued 700,000 shares of preferred stock as payment of a note payable to American Health Systems, Inc. for the purchase of a 99% interest in the Miramar Road Associates, LLC. The shares were valued at $1.00.

     In August of 1999, the Company sold 320,000 shares of common stock at $.223 to two accredited investors. The exemption from registration was based on
Section 4(2) and 4(6) of the Securities Act. The shares were sold under investment letter and subscription agreement.

     In September of 1999, the Company acquired the investment in Pro Glass Technologies to build equity and for investment purposes. The percentage of Pro Glass acquired is approximately 8.5%. The shares were acquired from FAA Enterprise, a privately held holding Company, controlled by Frank Aiello.

     In December of 1999 the Company issued 320,000 shares of common stock for debt. 160,000 were issued to Antal Markus and Global Investment Network. These shares were valued at $.22 per share. The shares were issued under Section 4(2) of the Securities Act of 1933 and bear a restrictive legend.

     On December 31, 1999 the Company issued 489,600 shares of common stock at $.06 per share to officers, directors, employees and consultants for services. The shares were issued to the following people:

                                    Gary DeGano               100,000
                                    Linda Bryson              80,000
                                    Michael Kelleher          60,000
                                    David Czoske              40,000
                                    James Crowell             16,666
                                    Katie Richards            34,000
                                    Earl Steward              34,000
                                    Tracey Peterson           41,600
                                    Robert Bryson             100,000

     These shares were issued under Section 4(2) of the Securities Act of 1933 and bear a restrictive legend.

     In December of 1999, the Company acquired an investment in Pro Glass Technologies to build equity and for investment purposes. The percentage of Pro Glass acquired is approximately 8.5%. The shares were acquired from Cal Alta, a privately held holding company, controlled by Frank Aiello. The company exchanged 150,000 shares of $1.00 preferred stock for 1,500,000 shares of Pro Glass Technologies, Inc. common shares.

     No securities were sold under the proposed Regulation D offering.



ITEM     5.       Indemnification of Directors and Officers

     The By-laws of the Company provide for indemnification of the Companys Officers and Directors against liabilities arising due to certain acts performed on behalf of the Company. Because indemnification for liabilities arising under the Securities Act may not be permitted to Directors, Officers or persons controlling the Company, pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities Commission such indemnification is against public policy as expressed in such Act and is therefore unforceable.

Transfer Agent

     The transfer agent and registrant of the Company is Signature Stock Transfer 14675 Midway Road, Suite 221, Dallas, TX 75244.

                                   PART F / S

     The Companys financial statements for the fiscal year ended December 31, 1999 have been examined to the extent indicated in their reports by Armando C. Ibarra, independent certified public accountant, December 31, 1998 and 1997 have been examined to the extent indicated in their reports by HJ Associates (formerly Jones Jensen) and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to
Item 15 of this Form 10-SB.


To the Board of Directors
Triad Industries, Inc.
(Formerly RB Capital & Equities, Inc)
RB Courtyard, Suite 232
San Diego, CA 92127

We have restted the audited accompanying consolidated balance sheets of Triad Industries, Inc. (Formerly RB Capital & Equities, Inc.) as of December
31, 1999 and the related consolidated statements of operations, changes to shareholders equity and cahs flows for the year then ended. These consolidated financial statements are the responsibilty of the Companys management. Our responsibility is to express an opinion on these financial statements based on opur audit. The financial statements of Triad Industries, Inc. (Formerly
RB Capital & Equities, Inc.) from January 1, 1998 to December 31, 1998 were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it related to the cumulative data through December 31, 1998, is based soley on the reports of the other auditors.

We conducted our audit in accordance with gnerally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated finacial statements are referred to above present fairly, inall material aspects, the finansial position of Triad Industries, Inc. (formerly RB Capital & Equities, Inc.) and its subsidiaries as of December 31, 1999 and the results of their operation and thier cash flows for the year then ended in conformity with generally accepted accouting principles. Our opinion, insofar as it related to the cumulative data through December 31, 1998, is based soley on the report of the other auditors.

/S/ Armando C. Ibarra
Armando C. Ibarra, CPA-APC

March 22, 2000


                             TRIAD INDUSTRIES, INC.
                      (Formerly RB Capital & Equities, Inc.)
                           Consolidated Balance Sheets
                         As of December 31, 1999 and 1998

                                     ASSETS
                                                          1999             1998
                                                        Restated       Restated
        CURRENT ASSETS
       Cash                                           $    43,236    $       191
       Accounts receivable                                345,235        109,228
       Accounts receivable - other                              0         11,500
       Marketable securities                              454,460        656,232
       Impound account                                      4,062              0
       Assets held for sale                             1,202,095              0
       Deferred tax benefit                               367,300              0
       Total Current Assets                             2,416,387        777,151

  NET PROPERTY & EQUIPMENT                              3,386,717          3,112

  OTHER ASSETS
    Investment in securities available for sale           175,000        282,370
      Gift certificates                                     6,000              0
      Loan fees                                           143,779              0
Accumulated amortization                                  (71,890)             0
        Total Other Assets                                252,889        282,370
                      TOTAL ASSETS                    $ 6,055,993    $ 1,062,633





                             TRIAD INDUSTRIES, INC.
                     (Formerly RB Capital & Equities, Inc.)
                          Consolidated Balance Sheets
                        As of December 31, 1999 and 1998

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                                                         1999            1998
        CURRENT LIABILITIES                             Restated       Restated

   Accounts payable                                 $    20,963     $     5,775
   Loans payable                                         90,715           3,680
   Line of credit                                        25,121               0
   Greentree lease                                        1,655               0
   Taxes payable                                          6,251           6,250
   Security deposits                                     39,865               0
   Accrued taxes                                              0          56,978
   Notes payable on
   assets held for sale                                 918,966               0
   Trust deeds and mortgages                          2,782,500               0
   Property tax liability                                10,604               0
     Total Current Liabilities                        3,896,640          72,683
TOTAL LIABILITIES                                     3,896,640          72,683
STOCKHOLDERS' EQUITY
   Preferred stock ($1.00  par value,
   10,000,000 shares authorized 850,000
   shares issued and outstanding for 1999)              850,000               0
   Common stock ($0.001 par value,
   50,000,000 shares authorized
   6,403,418 and 3,633,204 shares issued
   and outstanding for 1999 and 1998,
   respectively)                                          6,403           3,633
   Additional paid-in capital                         2,044,991       1,015,677
   Stock subscription receivable                        (62,500)        (62,500)
   Retained earnings                                   (679,540)         33,140
    Total Stockholders' Equity                        2,159,354         989,950
TOTAL LIABILITIES
                   & STOCKHOLDERS' EQUITY           $ 6,055,993     $ 1,062,633






                         TRIAD INDUSTRIES, INC.
                 (Formerly RB Capital & Equities, Inc.)
                 Consolidated Statements of Operations
         For the Twelve Months Ended December 31, 1999 and 1998

                                                1999            1998
                                              Restated       Restated
       REVENUES
      Consulting                           $   435,052    $   650,883
      Rental income                            529,273              0
      Costs of revenues                       (179,886)      (118,282)
   Total Net Revenues                          784,438        532,601
   OPERATING COSTS
      Depreciation & amortization              208,473          1,657
      Bad debt expense                           5,637         31,827
      Administrative expenses                1,128,992        187,123
   Total Operating Costs                     1,343,102        220,607
   OTHER INCOME & (EXPENSES)
      Interest income                            6,723          1,765
      Other income                              27,806              0
      Other expenses                              (149)             0
      Realized (loss) gain on sale
      of marketable securities                  64,141       (107,631)
      Unrealized (loss) on valuation
      of marketable securities                (371,346)      (303,006)
      Mortgage refinancing                     441,000              0
      Disposition of stock                    (250,000)             0
      Net loss on disposable assets            (38,359)             0
      Late charges                                  43              0
      Utility Charges                              782              0
      Fee income - vending                       1,210              0
      Interest mortgage                       (403,168)             0
   Total Other Income & Expenses              (521,317)      (408,872)
   NET INCOME (LOSS) BEFORE TAXES           (1,079,980)       (96,878)
   PROVISION FOR INCOME TAXES  (BENEFIT)       367,300         34,752
   NET (LOSS)                              $  (712,680)   $   (62,126)
   BASIC EARNINGS (LOSS) PER SHARE         $     (0.14)   $     (0.09)
   WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                5,055,774        703,730
DILUTED EARNINGS (LOSS) PER SHARE          $     (0.11)   $      0.00
   WEIGHTED AVERAGE OF DILUTED
    COMMON SHARES OUTSTANDING                6,276,048              0







       TRIAD INDUSTRIES, INC.
    (Formerly RB Capital & Equities, Inc.)
        From December 31, 1997 to December 31, 1999

                                      Preferred  Preferred      Common
                                       Shares      Stock        Shares

Balance, December 31, 1997               0           0          $ 2,339,529

Common stock issued June 17,1998
for securities valued @ $1.07 per
share                                    0           0               13,200

Common stock issued June 17, 1998 for
securities valued @ $.90066 per share    0           0               60,000

Common stock issued June 17, 1998
for securities valued @ $.084 per
share                                    0           0               15,000

Common stock issued June 17, 1998
for note payable @ $.334 per share       0           0               30,480

Common stock issued June 17, 1998
for securities valued @ $.334 per
share                                    0           0              135,000

Common stock issued June 17, 1998
for services (officers) valued @
$.334
per share                                0           0              300,000

Common stock issued November 4,
1998 for subscription receivable
 @ $.166 per share                       0           0              375,000

Common stock issued December 31, 1998
for note payable @ $.3234 per share      0           0               18,750

Common stock issued December 31, 1998
for management fees @ $.334 per share    0           0               60,759

Common stock issued December 31, 1998
for note payable @ $.334 per share       0           0               60,486

Common stock issued December 31,1998
for securities valued @ $.206 per
share                                    0           0              225,000

Contributed capital                      0           0                0

Net loss for the year ended
December 31,1998

Balance, December 31, 1998                0          0            3,633,204




                                                   Additional         Stock
                                   Common           Paid in         Subscription
                                    Stock           Captial          Receivable

Balance, December 31, 1997       $ 2,340           $ 634,656        $    0

Common stock issued June 17,1998
for securities valued @ $1.07 per
share                                 13              14,105             0

Common stock issued June 17, 1998 for
securities valued @ $.90066 per share 60              53,980             0

Common stock issued June 17, 1998
for securities valued @ $.084 per
share                                 15               1,245             0

Common stock issued June 17, 1998
for note payable @ $.334 per share    30              10,150             0

Common stock issued June 17, 1998
for securities valued @ $.334 per
share                                135              44,955             0

Common stock issued June 17, 1998
for services (officers) valued @
$.334
per share                            300              99,900             0

Common stock issued November 4,
1998 for subscription receivable
 @ $.166 per share                   375              62,375          (62,500)

Common stock issued December 31, 1998
for note payable @ $.3234 per share   19               6,044             0

Common stock issued December 31, 1998
for management fees @ $.334 per share 61              20,233             0

Common stock issued December 31, 1998
for note payable @ $.334 per share    60              20,142             0

Common stock issued December 31,1998
for securities valued @ $.206 per
share                                225              46,175             0


Contributed capital                    0               1,717             0

Net loss for the year ended
December 31,1998                       0                 0               0


Balance, December 31, 1998          3,633          1,015,677          (62,500)





                                        Retained        Total
                                        Earnings



Balance, December 31, 1997              $  95,266    $ 732,262

Common stock issued June 17,1998
for securities valued @ $1.07 per          14,118
share                                           0       14,118

Common stock issued June 17, 1998 for
securities valued @ $.90066 per share           0       54,040

Common stock issued June 17, 1998
for securities valued @ $.084 per               0        1,260
share

Common stock issued June 17, 1998
for note payable @ $.334 per share              0       10,180

Common stock issued June 17, 1998
for securities valued @ $.334 per
share                                           0       45,090

Common stock issued June 17, 1998
for services (officers) valued @
$    .334
per share                                       0      100,200

Common stock issued November 4,
1998 for subscription receivable
 @ $.166 per share                              0          250

Common stock issued December 31, 1998
for note payable @ $.3234 per share             0        6,063

Common stock issued December 31, 1998
for management fees @ $.334 per share           0       20,294

Common stock issued December 31, 1998
for note payable @ $.334 per share              0       20,202

Common stock issued December 31,1998
for securities valued @ $.206 per
share                                           0       46,400

Contributed capital                             0        1,717

Net loss for the year ended
December 31,1998                          (62,126)     (62,126)

Balance, December 31, 1998                 33,140      989,950




      TRIAD INDUSTRIES, INC.
    (Formerly RB Capital & Equities, Inc.)
        Consolidated Statement of Stockholders' Equity (continued) From December 31, 1997 to December 31, 1999

                                           Preferred  Preferred      Common
                                            Shares      Stock        Shares

Balance, December 31, 1998                   0             0        3,633,204

Recapitalization (Note 1)                    0             0         526,672
                                  13,923
 Common stock issued March 15, 1999
 for services valued @ $0.63 per
 share                                       0             0         313,942

 Common stock issued on March 15,
 1999 for the purchase of Gam
 Properties, Inc. @ $0.63 per share          0             0       1,120,000

 Preferred stock issued on March 15,
 1999 for the purchase of Miramar Road
 Associates, LLC @ $1.00 per share      700,000        700,000         0

 Preferred stock issued September
 1999 in exchange for 1.5 million
 shares of Pro Glass Technologies,
 Inc. common stock valued @
 $1.00 per share                        150,000        150,000          0

 Stock subscription receivable                0            0            0

 Common Stock issued December
 1999 for cash @ $0.22 per share              0            0         320,000

Common Stock issued December 1999
 for management fees @ $0.06 per share        0            0         489,600

 Net loss for the year ended
 December 31, 1999                            0            0            0

 Balance, December  31, 1999            850,000      $ 850,000      6,403,418



                                                     Additional       Stock
                                      Common          paid in       Subscription
                                      Stock           Capital        Receivable

Balance, December 31, 1998            3,633          1,015,677        (62,500)

Recapitalization (Note 1)               527             33,396        (20,000)

Common stock issued March 15, 1999
for services valued @ $0.63 per
share                                   314            196,527           0

Common stock issued on March 15,
 1999 for the purchase of Gam
 Properties, Inc. @ $0.63 per share   1,120            698,880           0

 Preferred stock issued on March 15,
 1999 for the purchase of Miramar Road
 Associates, LLC @ $1.00 per share       0                 0             0

 Preferred stock issued September
 1999 in exchange for 1.5 million
 shares of Pro Glass Technologies,
 Inc. common stock valued @
 $1.00 per share                         0                 0             0

 Stock subscription receivable           0                 0          20,000

 Common Stock issued December
 1999 for cash @ $0.22 per share         320            71,625           0

Common Stock issued December 1999
 for management fees @ $0.06 per share   489            28,886           0

 Net loss for the year ended
 December 31, 1999                        0                0             0

 Balance, December  31, 1999          $ 6,403       $2,044,991      $(62,500)






                                                Retained           Total
                                                Earnings


Balance, December 31, 1998                       33,140           989,950

 Recapitalization (Note 1)                          0              13,923

 for services valued @ $0.63 per
share                                               0             196,841

 Common stock issued on March 15,
 1999 for the purchase of Gam
 Properties, Inc. @ $0.63 per share                 0             700,000

 Preferred stock issued on March 15,
 1999 for the purchase of Miramar Road
 Associates, LLC @ $1.00 per share                  0             700,000

 Preferred stock issued September
 1999 in exchange for 1.5 million
 shares of Pro Glass Technologies,
 Inc. common stock valued @
 $1.00 per share                                    0             150,000

 Stock subscription receivable                      0              20,000


Common Stock issued December
 1999 for cash @ $0.22 per share                    0              71,945

 Common Stock issued December 1999
 for management fees @ $0.06 per share              0              29,375

 Net loss for the year ended
 December 31, 1999                             (712,680)         (712,680)

 Balance, December  31, 1999                 $ (679,540)      $ 2,159,354










                             TRIAD INDUSTRIES, INC.
                     (Formerly RB Capital & Equities, Inc.)
                     Consolidated Statements of Cash Flows
                  For the Years Ended December 31, 1999 & 1998
                                                         1999            1998
                                                        Restated       Restated
        CASH FLOWS FROM OPERATING ACTIVITIES
      Income (loss) from operations                     $(712,680)   $ (62,126)
      Depreciation & amortization expense                 208,473        1,656
     (Increase) in accounts receivable                   (224,484)      64,332
      Increase in accounts payable                         15,188       (2,932)
     (Increase) in security deposits                       39,865            0
     (Increase) in interest payable                             0        4,065
     (Decrease) in taxes payable                          (46,374)           0
      Increase in unearned revenue                              0       21,098
     (Increase) in impound account                         (4,062)           0
     (Increase) in other assets                            (6,000)           0
      Increase in line of credit                           25,121            0
      Unrealized (gain) loss on marketable securities     371,346      303,006
      Bad debt expense                                      5,637       31,827
     (Increase) in income tax benefit                    (367,300)     (34,752)
      Common stock issued for services                    226,216      120,253
     Net Cash Provided by Operating Activities           (469,054)     446,427
CASH FLOWS FROM INVESTING ACTIVITIES
      Sale of marketable securities                       451,750      285,494
      Disposition of securities available for sale        250,000            0
      Issuance of stock                                   150,000            0
      Net purchase of fixed assets                       (213,877)          23
      Purchase of marketable securities                  (142,630)    (687,545)
     Net Cash Used by Investing Activities                495,243     (402,028)
CASH FLOWS FROM FINANCING ACTIVITIES
     Payments on notes payable                                  0      (20,230)
     Loan fees                                           (143,779)           0
     Greentree lease                                        1,655            0
     Increase in loan payable                              87,035      (28,500)
     Common stock issued for cash                             320            0
     Paid in capital                                       71,625            0
    Net Cash Provided by Financing Activities              16,856      (48,730)




                             TRIAD INDUSTRIES, INC.
                     (Formerly RB Capital & Equities, Inc.)
               Consolidated Statements of Cash Flows (continued)
                  For the Years Ended December 31, 1999 & 1998
                                                          1999           1998
                                                        Restated       Restated
Net Increase (Decrease) in Cash                           43,045      (4,331)
Cash at Beginning of Year                                    191       4,522
Cash at End of Year                                    $  43,236   $     191
Supplemental  Cash Flow Disclosures
Cash paid during year for interest                     $   2,616   $       0
Cash paid during year for taxes                        $       0   $       0
Schedule of Non-Cash Activities
Common Stock issued for services                       $ 226,216   $ 120,253
Common Stock issued for securities                     $       0   $ 160,609
Common Stock issued for acquisition of subsidiary      $ 700,000   $       0
Common Stock issued for debt conversion                $       0           $
Preferred Stock issued for acquisition of subsidiary   $ 700,000   $       0






                                              TRIAD INDUSTRIES, INC.
                                      (Formerly RB Capital & Equities, Inc.)
                                  Notes to the Consolidated Financial Statements
                                  For the Years Ended December 31, 1999 and 1998




March 22, 2000
NOTE 1.  ORGANIZATION AND DESCRIPTION OF BUSINESS

Triad Industries, Inc. (the Company) was incorporated under the laws of the State of Utah on November 25, 1985. The Company was originally known as Investment Marketing, Inc. Investment Marketing, Inc. was originally incorporated for the purpose of buying, selling, and dealing in real property. At a special meeting of the shareholders held June 6, 1990 the Company name was changed to Combined Communication, Corp. On June 7, 1990 the Company completed the merger and became a Nevada Corporation. On October 17, 1997, the Company met to amend the Articles of Incorporation. The name of the Company was changed to RB Capital & Equities, Inc.

On March 15, 1999, at a special meeting of the shareholders HRM (1) reversed its common stock on a one for ten (1:10) from 5,256,716 to 526,672 shares outstanding. Also at the meeting of shareholders, HRM ratified a plan of reorganization whereby Healthcare Resource Management would acquire 100% of the outstanding shares of common stock of RB Capital and its subsidiaries (Gam Properties and Miramar Road Associates) for 5,068,150 shares of HRM post split common stock and 700,000 shares of $1.00 preferred stock. The only significant shareholder was American Health Systems, Inc. who owned 373,333 of common shares before the merger and 1,120,000 of common stock after the merger. The 700,000 shares of preferred stock were issued to American Health Systems, Inc. for the note payable and the 99% interest RB Capital had acquired in Miramar Road Associates. 1,120,000 shares of common stock of the 5,068,150 shares issued to RB Capital & Equities, Inc. went to American Health Systems, Inc. in exchange for the 373,333 originally received from RB Capital & Equities, Inc. as consideration for 100% of Gam Properties. This 1,120,000 represents a 3 for 1 forward split of the 373,333 shares of RB Capital & Equities common stock. The acquisition was accounted for as a recapitalization of RB Capital because the shareholders of RB Capital & Equities, Inc. controlled HRM after the acquisition. Therefore, RB Capital & Equities, Inc. was treated as the acquiring entity for accounting purposes and HRM was the surviving entity for legal purposes.

On March 15, 1999 the shareholders also approved an amendment to the Articles of Incorporation changing the corporation name to Triad Industries, Inc. Triad Industries, Inc. is a holding Company with no operations of its own.

The Company has authorized 50,000,000 shares of $0.001 par value common stock.

The Company operates through its five subsidiaries:

     1. RB Capital and Equities, Inc. is a financial services corporation that operates a merger and acquisition consulting business. The company does corporate filing and capital reorganization business for small emerging private and public client corporations. 2. Miramar Road Associates, LLC. owns and operates a 51,000 square foot commercial building.


NOTE 1.  ORGANIZATION AND DESCRIPTION OF BUSINESS (CONTINUED)

3. Gam Properties, Inc. owns and rents a seven unit, a four unit, and a three unit apartment building.

4. HRM, Inc. is presently inactive in the healthcare industry.

5. Triad Reality is not yet operating as a consolidating real estate company.


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.   Accounting Method

The Companys financial statements are prepared using the accrual method of accounting. The company has elected a December 31, year end.

b.       Basis of Consolidation

The consolidated financial statements of Triad Industries, Inc. include those accounts of RB Capital & Equity Inc., Gam Properties Inc., Healthcare Resource Management Inc., and Miramar Road Associates, LLC. Triad Industries owns title to all of the assets and liabilities of the consolidated financial statement. All significant intercompany transactions have been eliminated.

c.   Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

d.   Estimates and Adjustments

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In accordance with FASB 16 all adjustments are normal and recurring. See note 2i regarding the Companies revenue recognition policy.

     e. Basis of Presentation and Considerations Related to Continued Existence (going concern)

     The Companys financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The companys management intends to raise additional operating funds through operations and/or debt offerings.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

f.   Intangibles

Intangible assets consists of loan fees arrived from the refinancing of the Miramar building. The loan fees are being amortized on a straight-line basis over a period of one year, which is the length of the loan.

g.  Accounts Receivable

The Company has entered into various contracts, by which the Company provides financial services

 h.  Concentration of Credit Risk

The Company maintains credit with various financial institutions. Management performs periodic evaluations of the relative credit standing of the financial institutions. The Company has not sustained any material credit losses for the instruments. The carrying values reflected in the balance sheet at December 31, 1999 reasonable approximate the fair values of cash, accounts payable, and credit obligations. In making such assessment, the Company, has utilized discounted cash flow analysis, estimated, and quoted market prices as appropriate. Note 2n and 2p reflect the fair value of notes, trusts, and mortgages payable in accordance with SFAS 107.

i.  Revenue Recognition and Deferred Revenue

Revenue includes the following: Miramar Road Associates, Inc. revenue consists of commercial rental income. Revenue for Miramar is recognized at each month beginning on a receivable basis. Gam Properties Inc. revenue consists of residential rental income. Revenue for Gam is recognized at each month beginning on a receivable basis. RB Capital & Equities, Inc. revenue consists of consulting income. The accrual method of accounting is used where as revenues are recognized when earned and expenses are recognized when incurred.

RB Capital & Equities, Inc. has various consulting contracts outstanding in which the Company performs a set of various financial services. RB Capital recognizes revenue when services on contracts are provided.

j.   Principles of Consolidation

The consolidated financial statements include the accounts of Triad Industries, Inc., the parent Company, Healthcare Management Resources, a Nevada corporation, RB Capital & Equities Inc, a Nevada corporation, GAM Properties Inc., a California corporation, and Miramar Road Associates Inc., a California LLC. All subsidiaries are wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

k.  Investments in Securities

Marketable securities at December 31, 1999 and 1998 are classified and disclosed as trading securities under the requirements of SFAS No. 115. Under such statement, the Companys securities are required to be reflected at fair market value. Changes in the fair value of investments are reflected in the statement of operations under other income & expenses.

l.  Line of Credit

The Company has a $ 50,000 line of credit. The line of credit is an adjustable rate loan. The loan is an open revolving line of credit, and annual interest terms of prime plus 3.65%. (i.e. if prime was 9% the interest rate would be 12.65%.) There are no restrictions on the use of this line of credit. There is an outstanding balance of $ 25,121 as of December 31, 1999.

m.  Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. See note 5 regarding income tax benefit.

n.  Property Held for Sale

All of the Companys properties held for sale are on a thirty-year mortgage.

      Location       Description   Interest Rate         Cost             Debt
2016-18 Balboa*        4 Units        7.817%            $  420,000   $ 307,908
2015-17 Hornblend*

2135-39 Grand Ave.     Tri-plex       7.667%               355,350      233,955

4592  Bancroft         7 Units        7.500%               390,000     264,099

3635  3rd. Ave.        Condo         10.250%               180,000     113,004

NRV                                                       (143,255)        0
                                          Total         $1,202,095 $   918,966

     * This location is a four-unit building. The building is constructed with 2 units being back to back and on separate streets.


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

n.  Property Held for Sale (continued)

     Gam Properties, Inc. sold two properties during 1999. In April, Chase property sold for $1,170,000. In June, 3rd Ave. #6 property sold for $199,500. Total costs of assets sold were $1,331,141 leaving a net loss of ($38,359). A net realizable valuation allowance was placed on the properties held for sale in the amount of $143,255, in accordance with SFAS 121.

o.  Property

     Property is stated at cost. Additions, renovations, and improvements are capitalized. Maintenance and repairs, which do not extend asset lives, are expensed as incurred. Depreciation is provided on a straight-line basis over the estimated useful lives ranging from 27.5 years for commercial rental properties, 5 years for tenant improvements, and 5 - 7 years on furniture and equipment. The company owns a fifty-one thousand square foot commercial building located at 6920-6910 A & B and 6914 Miramar Road, San Diego, California.

                                           1999                    1998
                                     -------------------     -------------------
                                      ------------------     -------------------
           Land                            $   327,614    $             -0-
                                     ------------------------------------------
                                     ------------------------------------------
           Buildings                         3,038,357                  -0-
                                     ------------------------------------------
           Computer                              1,000                  -0-
                                     ------------------------------------------
           Furniture                             7,224                    5,718
                                     ------------------------------------------
           Tenant Improvements                 151,711                  -0-
                                                  -----------------------------
                                                  -----------------------------
                                            $ 3,525,906                $ 5,718
                                     ------------------------------------------
                                     ------------------------------------------

           Less Accumulated Depreciation      (139,189)                  (2,606)
                                                  -----------------------------
                                                  -----------------------------


           Net Property and Equipment      $ 3,386,717                  $ 3,112
                                                  =============================


p.  Short Term Debt  Miramar Building
                               Interest Rate
First Trust Deed 2/2000             13%   $1,800,000
Second Trust Deed 10/1999           12%      380,000
Third Trust Deed 6/1999             13%      315,000
Forth Trust Deed 4/1999             14%      259,000
Fifth Trust Deed 6/2000             14%       28,500
                                          $2,782,500



NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

p.  Short Term Debt  Miramar Building (continued)

The office building collateralized the above loans. The loan agreements provide for monthly payments of interest with principle due at the above dates. Management has negotiated with the current lender a short-term extension of these maturity dates and is attempting to obtain long term financing. Management has discovered a lien of approximately $ 400,000 on the office building, which is related to the debt of a stockholder and former officer of the L.L.C. The Company had a contingent liability for this debt and paid it off on September 20, 1999.

On September 20, 1999 in accordance with paragraph 7 of SFAS 121 Company acquired the remaining one-percent partner minority interest on the Miramar property and paid off $ 192,000 of the outstanding mortgage liability

q.  Investments in Securities Available for Sale

In 1995, the Company bought 250,000 shares of Heritage National Corporation at $
0.10 a share. In 1999, the Company acquired 1.5 million shares of Pro Glass at $ .10 a share.


                                 Number of      Value Price         Balance
                                   Shres        At year end       at year end

     Heritage National Corporati   250,000       $    0.10         $   25,000
     Pro  Glass,Inc.             1,500,000            0.10            150,000

     Total                      1,750,000                        $  175,000


Pro Glass Technologies, Inc. and Heritage National Corporation values remained the same due to the Companies not trading at year-end. Unrealized holding gains and loss will be in accordance with paragraph 13 of SFAS 115 when and if the Companies begin trading. All gains and losses will be recorded in the statement of operations under other income and expenses. As of December 31, 1999 the Company had an 8.5% share of Pro Glass Technologies, Inc. Heritage National Corporation is a privately owned Company.








NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

r.  Accounts Receivable

Accounts receivable consist of the following:
                                          December 31, 1999
Accounts receivable  Various                 $ 20,547
Accounts receivable  Carrera                      520
Accounts receivable  Gahi                       1,450
Accounts receivable  Trans-Caribe               2,687
Accounts receivable  Fortune Oil               11,500
Accounts receivable  Fees                      32,894
Accounts receivable  3rd. Avenue               15,083
Accounts receivable  Ashy                       5,000
Accounts receivable  Todd Smith               254,554
Accounts receivable  Trans-Caribe               1,000

                                      Total   $345,235

The Company expects to collect accounts receivable within one year. As of December 31, 2000 the accounts receivable outstanding is fully expected to be collected. Therefore, the Company has not setup an allowance for doubtful accounts.

s.       Basic & Diluted Loss Per Common Share

     Basic loss per common share has been calculated based on the weighted average number of shares of common stock outstanding during the period. Diluted loss per common share has been calculated based on the weighted average number of shares of common and preferred stock outstanding during the period. There were no preferred shares of stock outstanding for the year ended December 31, 1998.
                                                   December 31,
-------------------------------------------------------------------------------
                                                     1999                 1998
--------------------------------------------------------------    -------------
Numerator  income (loss)                   $ (712,680)          $ (62,126)
Denominator  weighed average
number of shares outstanding                 5,055,774              703,730
Basic (loss) per share                       $   (0.14)           $  (0.09)

                                                          December 31, 1999

Numerator  income (loss)                                      $ (712,680)
Denominator  weighed average number of shares outstanding      6,276,048
Diluted (loss) per share                                       $   (0.11)
--------------------------------------------------------------------------------
NOTE 3.  OPERATING LEASE

The Company operates its facilities under an operating lease agreement with an unrelated party. The base rent is $ 3,434 per month. There is one year remaining of the current lease agreement that ends December 31, 2000. The Company has the option to continue on a month to month basis. Rent expense was $ 27,855 in 1999.

The Company has the following lease options:


           Year Ending

           ---------------------
                 2000     41,208
           ---------------------
           ---------------------
                 2001     42,000
           ---------------------
                 2002     42,000
           ---------------------
                 2003     42,000
           ---------------------
                 2004     42,000
                 ===============
                 ---------------
                        $209,208
-----------------====================



NOTE 4.  ACQUISITIONS

The acquisitions of RB Capital and Equities, Inc., a Nevada corporation, and its subsidiaries (Gam Properties and Miramar Road Associates, LLC) were recorded as a purchase in accordance with Accounting Principles Board Opinions No. 16 (APB No. 16).

The operating results of the acquired entities are included in the Companys consolidated financial statements from the date of acquisition.







NOTE 5.  INCOME TAXES

Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryfowards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

At December 31, 1999 the Company has significant operating and capital losses carryfoward. The benefits resulting for the purposes have been estimated as follows:


                                          December 31,

                                    1999               1998
                              ---------------------------------
Net Operating Losses :
               ----------------------------------------------
               ----------------------------------------------
Net operating loss carryforwards     1,080,295         96,878
                            ---------------------------------
                            ---------------------------------

               ----------------------------------------------
               ----------------------------------------------
Income Tax Benefit                 $  (367,300)   $   (34,752)
                            =================================


Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforward are expected to be available to reduce taxable income.

As of December 31, 1999, the Company has net operating loss carryforwards for both federal and state income tax purposes of approximately $ 730,332, which expire through 2019. Under federal and state laws, the availability of the Companys net operating loss carryforward may be limited if a cumulative change in ownership of more than 50% occurs within any three year period.



NOTE 6.  MARKETABLE SECURITIES

At December 31, 1999, the Company held trading securities of the following companies:




                        Number of     Mkt. Price     FMV
                         Shares       At Year End  At Year End

Beach Brew               625,000         0.02    17,500
Blue Gold                125,000         0.00       125
Carrara                  325,000         0.00       370
Golden Panther           150,000         0.10    15,000
Fortune Oil               33,000         0.18     5,940
Golden Age             1,283,949         0.00     1,283
Greenland                  4,113         0.56     2,303
Littlemark               453,333         0.2     90,666
Mezzanine Capital        107,000         1.25   133,750
Nicholas Inv             364,583         0.00       364
Peacock Financial        200,000         0.68   136,000
Pro Glass                368,892         0.06    22,133
Spa International        245,165         0.02     4,903
Superior Oil             100,000         0.06     6,000
Thunderstore               3,068         0.06       184
Total Entertainment       55,000         0.31    17,050
Regan                      5,000         0.11       550
Processing                20,000         0.01       339
                                  ---------------------
                                  ---------------------
Total                                        $  454,460
                                                =====================

The Company is in accordance with SFAS 115 when reporting trading securities. All gain and loss are reported in the statement of operations under other income and expenses. Trading securities are reported at market value as of December 31, 1999 in accordance with paragraph 13 of SFAS 115.

NOTE 7.  STOCK TRANSACTIONS

Stock issuance are in accordance with paragraph 8 of SFAS 123, where issuances shall be accounted for based on the fair value of the consideration received.

As of January 1, 1998 there were 2,339,529 shares of common stock outstanding. On June 1998, the Company issued 13,200 shares of common stock valued at $1.07 per share for marketable securities. Since there is no market for the Companys common stock, the shares were valued at the trading price of the securities that were received.

NOTE 7.  STOCK TRANSACTIONS (CONTINUED)

On June 17, 1998, the Company issued 60,000 shares of common stock valued at $.90066 per share for marketable securities. Since there is no market for the Companys common stock, the shares were valued at the trading price of the securities that were received.

On June 17, 1998 the Company issued 30,480 shares of common stock for the conversion of debt valued at $.334 per share.

On June 17, 1998. The Company issued 135,000 shares of common stock for marketable securities valued at $.334 per share. Since there is no market for the Companys common stock, the shares were valued at the trading price of the securities, which were received.

On June 17, 1998, the Company issued 300,000 shares of common stock for services to officers of the Company valued at $.334 per share.

On November 4, 1998, the Company issued 375,000 shares of common stock for a subscription receivable valued at $.166 per share.

On December 31, 1998 the Company issued 18,750 shares of common stock for debt conversion valued at $.3234 per share.

On December 31, 1998, the Company issued 60,759 shares of common stock for management fees valued at $.334 per share.

On December 31, 1998, the Company issued 60,486 shares of common stock for debt conversion valued at $.334 per share.

On December 31, 1998, the Company issued 225,000 shares of common stock for marketable securities valued at $.206 per share. Since there is no market for the Companys common stock, the shares were valued at the trading price of the securities that were received.

As of January 1, 1999 there were 3,633,204 shares of common stock outstanding. On March 15, 1999 the Company issued 314,946 shares of common stock for services issued valued at $.625 per share.

At the shareholders meeting held March 15, 1999 the stockholders approved the acquisition of RB Capital and Equities, Inc. a Nevada corporation and its subsidiaries for 1,120,000 shares of common stock and 700,000 shares of preferred stock.





NOTE 7.  STOCK TRANSACTIONS (CONTINUED)

In September the Company issued 150,000 shares of $1.00 par value preferred stock (transaction was valued at the most readily determinable price; which was the value of preferred stock) in exchange for 1.5 million shares of Pro Glass Technologies, Inc. common stock. The 1.5 million shares represented (at the time of acquisition) 8.5% of Pro Glass Technologies, Inc. outstanding common stock.

In December 1999, the Company issued 489,600 of common stock shares to management and key employees for services rendered.

In December 1999 the Company issued 320,000 shares of common stock for cash in the amount of 71,945. On December 31, 1999 there were 6,403,418 shares of common stock and 850,000 shares of preferred stock outstanding.

NOTE 8.  STOCKHOLDERS EQUITY

The stockholders equity section of the Company contains the following classes of capital stock as of December 31, 1999.

     (A) Preferred Stock, nonvoting, $ 1.00 par value; 10,000,000 shares authorized; 850,000 shares issued and outstanding.

     (B) Common stock, $ 0.001 par value; 50,000,000 shares authorized; 6,403,418 and 3,633,204 shares issued and outstanding for 1999 and 1998, respectively.

The holders of Preferred Stock are entitled to receive dividends calculated using an Available Cash Flow formula as prescribed by the Certificate of Designation of Preferred Stock. There have not been any dividends declared as of December 31, 1999.

NOTE 9.  ISSUANCE OF SHARES FOR SERVICES  STOCK OPTIONS

The company has a nonqualified stock option plan, which provides for the granting of options to key employees, consultants, and nonemployees directors of the Company. The valuation of shares for services are based on the fair market value of services. The Company has elected to account for the stock option plan in accordance with paragraph 30 of SFAS 123 were the compensation to employees should be recognized over the period(s) in which the related employee services are rendered. In accordance with paragraph 19 of SFAS 123 the fair value of a stock option granted is estimated using an option-pricing model.

A total of 804,546 shares were issued for services to management and key employees for the year ended December 31, 1999.







    The  accompanying   notes  are  an  integral  part  of  these  financial
statements.







                           RB CAPITAL & EQUITIES, INC.

                              FINANCIAL STATEMENTS

                                December 31, 1998





                                    CONTENTS



Independent Auditors Report ............................................ 3

Balance Sheet........................................................... 4

Statements of Operations................................................ 6

Statements of Stockholders Equity....................................... 7

Statements of Cash Flows................................................ 9

Notes to the Financial Statements    11





                          INDEPENDENT AUDITORS REPORT


To the Board of Directors
RB Capital & Equities, Inc.
San Diego, California

We have audited the accompanying balance sheet of RB Capital & Equities, Inc., as of December 31, 1998 and the related statements of operations, stockholders equity and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RB Capital & Equities, Inc. as of December 31, 1998 and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.



Jones, Jensen & Company
Salt Lake City, Utah
March 31, 1999
                           RB CAPITAL & EQUITIES, INC.
                                  Balance Sheet


                                     ASSETS

                                                            December 31,
                                                                 1998

CURRENT ASSETS

   Cash$                                                          191
   Other receivable                                            11,500
   Marketable securities (Note 3)                             656,232

     Total Current Assets                                     667,923

PROPERTY AND EQUIPMENT- NET (Note 5)                            3,112

OTHER ASSETS

   Accounts receivable, net (Note 2)                          109,228
   Investments in securities available for sale (Note 6)      282,370

     Total Other Assets                                       391,598

     TOTAL ASSETS                                          $1,062,633


RB CAPITAL & EQUITIES, INC.
Balance Sheet (Continued)


LIABILITIES AND STOCKHOLDERS EQUITY

                                                            December 31,
                                                                1998
CURRENT LIABILITIES

   Accounts payable                                        $     5,775
   Unearned revenue                                             56,978
   Note payable (Note 8)                                         3,680
   Taxes payable (Note 9)                                        6,250

     Total Liabilities                                          72,683

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS EQUITY (Note 4)

   Common stock: $0.001 par value, authorized 50,000,000
    shares; 1,211,068 shares issued and outstanding              1,211
   Additional paid-in capital                                1,018,099
   Stock subscription receivable                               (62,500)
   Retained earnings                                            33,140

     Total Stockholders Equity                                989,950

     TOTAL LIABILITIES AND STOCKHOLDERS EQUITY             $ 1,062,633



                          RB CAPITAL & EQUITIES, INC.
                            Statements of Operations


                                               For the
                                            Years Ended
                                            December 31,
                                          1998          1997
REVENUES

   Operating revenue                   $ 650,883    $ 166,762
   Cost of revenues                      118,282       25,445

     Net Revenues                        532,601      141,317

OPERATING COSTS

   Amortization and depreciation           1,657        5,949
   Bad debt expense                       31,827       49,272
   General and administrative            187,123      119,199

     Total Operating Costs               220,607      174,420

INCOME (LOSS) FROM OPERATIONS            311,994      (33,103)

OTHER INCOME (EXPENSE)

   Realized (loss) on sale of
   marketable securities                (107,631)      (2,073)
   Realized (loss) gain on valuation
   of marketable securities             (303,006)     205,383
   Interest and other income               1,765        4,064

     Total Other Income (Expense)       (408,872)     207,374

INCOME (LOSS) BEFORE TAXES               (96,878)     174,271

INCOME TAX (EXPENSE) BENEFIT              34,752      (41,002)

NET INCOME (LOSS)                      $ (62,126)   $ 133,269

BASIC EARNINGS (LOSS) PER SHARE        $   (0.09)   $    0.27

WEIGHTED AVERAGE NUMBER OF COMMON
 SHARES OUTSTANDING                      703,730      499,013

The accompanying notes are an integral part of these financial statements.

                          RB CAPITAL & EQUITIES, INC.
                       Statements of Stockholders Equity






                                     Common Stock        Additional
                                                          Paid In
                                  Shares       Amount    Capital

Balance, December 31, 1996        386,200   $    386   $307,962

March 18, 1997 common stock
 issued at $2.70 per share
 for services                      20,000         20     53,800

March 18, 1997 common stock
 issued at $2.70 per share for
 securities                        11,572         11     31,269

March 18, 1997 common stock
 issued at $1.40 per share for
 securities                        28,013         28     39,440

June 25, 1997 common stock
 issued at $0.35 per share for
 furniture                         15,808         16      5,537

June 25, 1997 common stock
 issued at $0.70 per share for
 securities                        66,750         67     46,832

June 25, 1997 common stock
 issued at $0.33 per share for
 cash                              15,000         15      4,850

October 17, 1997 common stock
 issued at $0.50 per share for
 services                          15,000         15      7,350

December 22, 1997 common
 stock issued at $0.62 per
 share for securities             221,500        222    137,616

Net income for the year ended
 December 31, 1997                      -          -          -

Balance, December 31, 1997        779,843   $    780   $634,656





                                   Subscription  Retained
                                    Receivable   Earnings



Balance, December 31, 1996       $         -   $ (38,003)

March 18, 1997 common stock
 issued at $2.70 per share
 for services                              -           -

March 18, 1997 common stock
 issued at $2.70 per share for
 securities                                -           -

March 18, 1997 common stock
 issued at $1.40 per share for
 securities                                -           -

June 25, 1997 common stock
 issued at $0.35 per share for
 furniture                                 -           -

June 25, 1997 common stock
 issued at $0.70 per share for
 securities                                -           -

June 25, 1997 common stock
 issued at $0.33 per share for
 cash                                      -           -

October 17, 1997 common stock
 issued at $0.50 per share for
 services                                  -           -

December 22, 1997 common
 stock issued at $0.62 per
 share for securities                      -           -

Net income for the year ended
 December 31, 1997                         -     133,269

Balance, December 31, 1997       $         -   $  95,266



   The accompanying notes are an integral part of these financial statements.



                           RB CAPITAL & EQUITIES, INC.
                 Statements of Stockholders Equity (Continued)



                                          Common Stock           Additional
                                                                  Paid In
                                       Shares        Amount       Capital


Balance, December 31, 1997             779,843   $      780   $  634,656

June 17, 1998, common stock
 issued for securities valued at
 $3.20 per share                         4,400            4       14,105

June 17, 1998, common stock
 issued for securities valued at
 $2.70 per share                        20,000           20       53,980

June 17, 1998, common stock
 issued for securities valued at
 $0.25 per share                         5,000            5        1,245

June 17, 1998, common stock
 issued for note payable
 valued at $1.00 per share              10,160           11       10,150

June 17, 1998, common stock
 issued for securities valued at
 $1.00 per share                        45,000           45       44,955

June 30, 1998, common stock
 issued for services (officers)
 valued at $1.00 per share             100,000          100       99,900

November 4, 1998, common stock
 issued at $0.50 for subscription
 receivable                            125,000          125       62,375

December 31, 1998, common
 stock issued for note payable
 at $1.00 per share                      6,250            6        6,044

December 31, 1998, common
 stock issued for management
 fees valued at $1.00 per share         20,253           20       20,233

December 31, 1998, common
 stock issued for note payable
 at $1.00 per share                     20,162           20       20,142

December 31, 1998, common
 stock issued for securities
 valued at $0.62 per share              75,000           75       46,175

Contributed capital                          -            -        4,139

Net loss for the year ended
 December 31, 1998                           -            -            -

Balance, December 31, 1998           1,211,068   $    1,211   $1,018,099



                                  Subscription    Retained
                                   Recievable     Earnings


Balance, December 31, 1997          $      0    $ 95,266

June 17, 1998, common stock
 issued for securities valued at
 $3.20 per share                           0           0

June 17, 1998, common stock
 issued for securities valued at
 $2.70 per share                           0           0

June 17, 1998, common stock
 issued for securities valued at
 $0.25 per share                           0           0

June 17, 1998, common stock
 issued for note payable
 valued at $1.00 per share                 0           0

June 17, 1998, common stock
 issued for securities valued at
 $1.00 per share                           0           0

June 30, 1998, common stock
 issued for services (officers)
 valued at $1.00 per share                 0           0

November 4, 1998, common stock
 issued at $0.50 for subscription
 receivable                          (62,500)          0

December 31, 1998, common
 stock issued for note payable
 at $1.00 per share                        0           0

December 31, 1998, common
 stock issued for management
 fees valued at $1.00 per share            0           0

December 31, 1998, common
 stock issued for note payable
 at $1.00 per share                        0           0

December 31, 1998, common
 stock issued for securities
 valued at $0.62 per share                 0           0

Contributed capital                        0           0

Net loss for the year ended
 December 31, 1998                         0     (62,126)

Balance, December 31, 1998          $(62,5600)  $ 33,140







   The accompanying notes are an integral part of these financial statements.

                           RB CAPITAL & EQUITIES, INC.
                            Statements of Cash Flows

                                                                For the
                                                               Years Ended
                                                              December 31,
                                                           1998          1997

CASH FLOWS FROM OPERATING ACTIVITIES:

   Income (loss) from operations                          $ (62,126)   $ 133,269
   Adjustments to reconcile net (income to net cash
    used by operating activities:
     Common stock issued for services                       120,253       61,185
     Bad debt expense                                        31,827       49,272
     Amortization and depreciation expense                    1,656        5,949
     Unrealized (gain) loss on marketable securities        303,006    (205,383)
   Changes in operating assets and liabilities:
     Increase (decrease) in accounts payable                 (2,932)       5,845
     Increase (decrease) in accounts payable (related)      (28,500)      28,500
     Increase in unearned revenue                            21,098       76,238
     (Increase) decrease in accounts receivable              64,332    (243,280)
     (Increase) decrease in interest receivable               4,065      (4,065)
     Increase (decrease) in taxes payable                   (34,752)      41,002

       Net Cash (Used) by Operating Activities              417,927     (51,468)

CASH FLOWS FROM INVESTING ACTIVITIES:

   Sale of marketable securities                            285,494       42,552
   Purchase of fixed assets                                     (23)           -
   Purchase of marketable securities                       (687,545)    (15,458)

       Net Cash Provided (Used) by Investing Activities    (402,028)      27,094

CASH FLOWS FROM FINANCING ACTIVITIES:

   Payments on notes payable                                (20,230)           -
   Common stock issued for cash                                   -        4,865
   Proceeds from note payable                                     -       23,910

       Net Cash Provided by Financing Activities            (20,230)      28,775

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS             (4,331)       4,401

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                4,522          121

CASH AND CASH EQUIVALENTS AT END OF YEAR                  $     191    $   4,522


                          RB CAPITAL & EQUITIES, INC.
                      Statements of Cash Flows (Continued)

                                             For the
                                            Years Ended
                                            December 31,
                                         1998           1997

CASH PAID FOR:

   Interest                              $          $          -
   Income taxes                          $          $          -

SCHEDULE OF NON-CASH ACTIVITIES:

   Common stock issued for services          $120,253   $ 61,185
   Common stock issued for securities        $160,609   $255,485
   Common stock issued for furniture     $          -   $  5,553
   Common stock issued for debt conversion   $ 36,37$          -



                           RB CAPITAL & EQUITIES, INC.
                        Notes to the Financial Statements
                           December 31, 1998 and 1997


NOTE 1 -      ORGANIZATION AND DESCRIPTION OF BUSINESS

     On July 2, 1990, the Company was incorporated under the laws of Nevada as Combined Communications Corporation to engage in any lawful activity as shall be appropriate under laws of the State of Nevada.

     On  October  17,   1997,   the  Company  met  to  amend  the   Articles  of
Incorporation.  The name of the  Company  was  changed to RB Capital & Equities,
Inc.

     The Company has authorized 50,000,000 shares of $0.001 par value common stock. The Company has elected a calendar year end.

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              a.  Accounting Method

     The Companys financial statements are prepared using the accrual method of accounting. The Company has elect ed a December 31, year end.

              b.  Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

              c.  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              d.  Income taxes

     The Company recognizes a liability or asset for the deferred tax consequences of all temporary differences between the tax bases and the reported amounts of assets and liabilities in the accompanying consolidated balance sheets. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled.

     Investment and research and development tax credits will be accounted for as a reduction of income tax expense when they are realized.



                           RB CAPITAL & EQUITIES, INC.
                        Notes to the Financial Statements
                           December 31, 1998 and 1997


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              e.  Accounts Receivable

     The Company has entered into various contracts, by which the Company provides financial services.

Accounts receivable            $ 158,500
Less: allowance for bad debt     (49,272)

Long-Term Portion              $ 109,228

     The accounts receivable have all been classified as long term because there is no set date for collection, and collection is contingent on the clients being able to raise capital. The Company has estimated that they will have a 20% bad debt expense from the accounts receivable and other receivables.

              f. Deferred Income

     The Company has various consulting contracts outstanding in which the Company performs a set of various financial services. The Company will recognize revenues as services on each contract have been completed. At December 31, 1998, the Company had recognized $19,259 of revenue relating to consulting contracts from 1997.

     The following is a summary of the unearned revenue at December 31, 1998:

                                         Unearned
                   Contract              Revenue
 Client             Amount    % Complete  Amount

Carrera            $25,000        75%   $ 6,250
Worldwide Oil       15,000        90%     1,500
TrueVista Mining    15,600        10%    14,040
A & M Contract      40,188      15.5%    35,188

                             $95,788    $52,978

              g.  Investments in Securities

     Marketable securities at December 31, 1998 and 1997 are classified and disclosed as trading securities under the requirements of SFAS No. 115. Under such statement, the Companys securities are required to be reflected at fair market value. The securities are valued at market price as determined by market quotes. During the year ended December 31, 1998 and 1997, the Company had realized losses on sale of securities of $107,631 and $2,073 and unrealized gains on trading securities of $303,006 and $205,383. These amounts have been reflected in current earnings. None of the investments are with related parties.



                           RB CAPITAL & EQUITIES, INC.
                        Notes to the Financial Statements
                           December 31, 1998 and 1997


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              h.  Basic Loss Per Common Share

     Basic loss per common share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

                                                December 31,
                                             1998           1997

Numerator - income (loss)                  $ (62,126)   $ 133,269
Denominator - weighted average number of
  shares outstanding                         703,730      499,013

Earnings (loss) per share                  $   (0.09)   $    0.27

               i.  Revenue Recognition

     The Company recognizes revenue when the services are provided. The Company is in the business of providing financial and other consulting services to companies who are public or are in the process of going public. The Company does corporate filings and capital reorganizations for small emerging public and private clients. Costs of revenue include filing fees, consulting fees and commissions.

NOTE 3 -       MARKETABLE SECURITIES

     At December 31, 1998, the Company held trading securities of the following companies:

                                 Number of    Market Price        Balance
                                   Shares   At Year End        At Year End

Beach Brew, Inc.                  625,000   $    0.02         $ 17,500
Peacock Financial Corporation     200,000        0.06           12,500
Fortune Oil & Gas, Inc.            33,000        0.26            8,840
Health Care Resources              35,950        0.62           22,289
Golden Panther Resources, Ltd.    150,000        0.95           14,250
Mezzanine Capital                 107,000        1.25          134,820
American Health Systems           611,270        0.51          311,748
Greenland Corporation               4,113        0.12              494
Little Mark Corporation           510,833        0.12           72,219
Total Entertainment, Inc.          92,500        0.50           46,250
Spa International, Inc.           245,165        0.06           15,322

          Total                                               $656,232



                          RB CAPITAL & EQUITIES, INC.
                       Notes to the Financial Statements
                           December 31, 1998 and 1997


NOTE 4 -      COMMON STOCK

     On March 18, 1997, the Company issued 20,000 shares of common stock valued at $2.70 per share for consulting services. The value was determined by comparing the issuance to a similar transaction on the same day and by examining the fair value of the services which were performed.

     On March 18, 1997, the Company issued 11,572 shares of common stock for marketable securities valued at $2.70 per share. Since there is no market for the Companys common stock, the shares were valued at the trading price of the securities which were received.

     On March 18, 1997, the Company issued 28,013 shares of common stock for marketable securities valued at $1.40 per share. Since there is no market for the Companys common stock, the shares were valued at the trading price of the securities which were received.

     On June 25, 1997, the company issued 15,808 shares of common stock for furniture valued at predecessor cost of $5,553. Since there is no market for the Companys common stock, the transaction was valued at the price of the furniture which was received.

     On June 25, 1997, the Company issued 66,750 shares of common stock for marketable securities valued at $0.70 per share. Since there is no market for the Companys common stock, the shares were valued at the trading price of the securities which were received.

     On June 25, 1997, the Company issued 15,000 shares of common stock for cash of $5,000.

     On October 17, 1997, the Company issued 15,000 shares of common stock for services valued at $0.50 per share. The valuation was determined by management at an average price of prior transactions.

     On December 22, 1997, the Company issued 221,500 shares of common stock for marketable securities valued at $0.62 per share. Since there is no market for the Companys common stock, the shares were valued at the trading price of the securities which were received.

     In October 1997, the Company authorized a 1-for-10 reverse stock split. All references to common stock have been retroactively restated.

     On June 17 1998, the Company issued 4,400 shares of common stock valued at $3.20 per share for marketable securities. Since there is no market for the Companys common stock, the shares were valued at the trading price of the securities which were received.



RB CAPITAL & EQUITIES, INC.
Notes to the Financial Statements
December 31, 1998 and 1997


NOTE 4 -      COMMON STOCK (Continued)

     On June 17, 1998, the Company issued 20,000 shares of common stock valued at $2.70 per share for marketable securities. Since there is no market for the Companys common stock, the shares were valued at the trading price of the securities which were received.

     On June 17, 1998, the Company issued 10,160 shares of common stock for the conversion of debt valued at $1.00 per share.

     On June 17, 1998, the Company issued 45,000 shares of common stock for marketable securities valued at $1.00 per share. Since there is no market for the Companys common stock, the shares were valued at the trading price of the securities which were received.

     On June 17, 1998, the Company issued 100,000 shares of common stock for services to officers of the Company valued at $1.00 per share.

     On November 4, 1998, the Company issued 125,000 shares of common stock for a subscription receivable valued at $0.50 per share.

     On December 31, 1998, the Company issued 6,250 shares of common stock for debt conversion valued at $1.00 per share.

     On December 31, 1998, the Company issued 20,253 shares of common stock for management fees valued at $1.00 per share.

     On December 31, 1998, the Company issued 20,162 shares of common stock for debt conversion valued at $1.00 per share.

     On December 31, 1998, the Company issued 75,000 shares of common stock for marketable securities valued at $0.62 per share. Since there is no market for the Companys common stock, the shares were valued at the trading price of the securities which were received.

NOTE 5 -      PROPERTY AND EQUIPMENT

     The Company issued 15,808 shares of common stock at $0.35 cents a share, equaling $5,718. The furniture has a 3 year life and is depreciated using the straight-line method of depreciation with no salvage value.

Furniture                        $5,718
Less: accumulated depreciation   (2,606   )

Total Property and Equipment     $3,112

                          RB CAPITAL & EQUITIES, INC.
                       Notes to the Financial Statements
                           December 31, 1998 and 1997


NOTE 6 -      INVESTMENTS IN SECURITIES AVAILABLE FOR SALE

     In 1995, the Company bought 250,000 shares of Heritage National Corporation at $0.10 a share. The common stock from Carrara of California, Inc., Clearwater Mining, Inc. and Superior Mining Corporation was purchased for cash and is classified available for sale. In June of 1998, the Company received 50,000 shares of preferred stock was issued at $5.00 a share for consulting services which were rendered by the Company. The shares were valued at the face value of the preferred stock which was issued pursuant to the audited financial statements of American Health Systems.

                              Number of      Market Price        Balance
                               Shares        At Year End        At Year End
Carara of California, Inc.      325,000   $    0.00$                370
Clear Water Mining, Inc.         600,000        0.01               6,000
Superior Mining Corporation      100,000        0.01               1,000
Heritage National Corporation    250,000        0.10              25,000
American Health Systems, Inc.     50,000        5.00              250,000

Total                                                              $282,370

     These securities do not have readily determinable fair values. As such, they are valued at cost. Any changes in the valuation of available for sale securities will be classified as an element of other comprehensive income and will be reflected in the statement of stockholders equity. The Company owns less than 5% of each Company listed.
NOTE 7 -      COMMITMENTS AND CONTINGENCIES

     In October 1997, the Company entered into a management contract with Escondido Capital. The Company pays $15,000 a month for rent and wages. The contract is on a month to month basis with no set term. The amount of $15,000 does not vary from month to month.

NOTE 8 -      NOTES PAYABLE

     In December 1998, the Company had notes payable totaling $3,680. No interest is stated and funds are due on demand.



                          RB CAPITAL & EQUITIES, INC.
                       Notes to the Financial Statements
                               December 31, 1998


NOTE 9 -      INCOME TAXES

     Income taxes payable at December 31, 1998 consist of the following:
                                        December 31,
                                     1998        1997

Taxes currently payable (benefit)
   Federal                          $ 5,248   $34,432
   State                              1,002     6,570
                                      6,250    41,002

Less prepayment                           -         -

Total taxes currently payable       $ 6,250   $41,002


     For the year ended December 31, 1998, the provision for federal and state income taxes consisted of the following

                  1998         1997
Federal        $(28,902  )   $34,432
State           (5,850   )     6,570

       Total   $(34,752  )   $41,002

     A reconciliation of income taxes at the federal statutory rate to the effective tax rate is as follows:

                                         1998               1997

Income taxes computed at the federal
 statutory rate                   $          -     $  46,702
Loss carryforwards for which benefit
 was received                          (34,752)       (5,70)

Income Tax Expense (Benefit)           $(34,752      $41,002

     The Company has no unused loss carryforward as of December 31, 1998.

NOTE 10 - SUBSEQUENT EVENTS

     In March 1999, Healthcare Resources Management, Inc. ratified a plan of reorganization, whereby Healthcare Resources Management, Inc. will acquire 100% of the common stock of RB Capital & Equities, Inc. for 5,068,150 shares of the post-split common stock of Healthcare Resources Management, Inc.






                  RB CAPITAL & EQUITIES, INC. AND SUBSIDIARIES

                          Proforma Financial Statement

                                December 31, 1998







                                                  C O N T E N T S



Proforma Balance Sheet      3

Proforma Income Statement   5

Summary of Assumptions and Disclosures      6

                  See the Summary of Assumptions and Disclosures.


Board of

                  RB CAPITAL & EQUITIES, INC. AND SUBSIDIARIES
                       Consolidated Proforma Balance Sheet
                                December 31, 1998
                                   (Unaudited)


                                                      ASSETS



                                                    Miramar
                                    RB Capital         Road               Gam


CURRENT ASSETS

   Cash and cash equivalents         $      191   $    5,593   $    1,574

   Other receivable                      11,500            -            -

   Marketable securities                656,232            -            -


     Total Current assets               667,923        5,593        1,574


PROPERTY AND EQUIPMENT

   Asset revaluation (GAM)                    -            -            -
   Asset revaluation (MRA)                    -            -            -
   Fixed assets (net)                     3,112    2,862,814    2,280,624


     Total Property and Equipment         3,112    2,862,814    2,280,624

OTHER ASSETS

   Accounts receivable                  109,228            -            -

   Investment securities available
    for sale                            282,370            -            -

   Loan fees (net)                            -       76,441            -

   Prepaid and deposits                       -       20,000        4,062


     Total Other Assets                 391,598       96,441        4,062


     TOTAL ASSETS                    $1,062,633   $2,964,848   $2,286,260






                                        Proforma     Proforma
                                        Adjustments  Consolidated

CURRENT ASSETS

   Cash and cash equivalents         $        -   $    7,358

   Other receivable                           -       11,500

   Marketable securities                      -      656,232


     Total Current assets                     -      675,090


PROPERTY AND EQUIPMENT

   Asset revaluation (GAM)              347,533      347,533
   Asset revaluation (MRA)              153,791      153,791
   Fixed assets (net)                         -    5,146,550

     Total Property and Equipment       501,324    5,647,874

OTHER ASSETS

   Accounts receivable                        -      109,228
   Investment securities available
    for sale                                  -      282,370
   Loan fees (net)                            -       76,441
   Prepaid and deposits                       -       24,062

     Total Other Assets                       -      492,101

     TOTAL ASSETS                    $  501,324   $6,815,065


                  RB CAPITAL & EQUITIES, INC. AND SUBSIDIARIES
                Consolidated Proforma Balance Sheet (Continued)
                               December 31, 1998
                                  (Unaudited)


                      LIABILITIES AND STOCKHOLDERS EQUITY


                                                    Miramar
                                      RB Capital      Road            Gam


CURRENT LIABILITIES

   Mortgage notes payable            $         -    $ 2,320,000   $ 1,854,851
   Cccounts payable                       5,775         13,860        18,990
   Unearned revenue                      56,978              -             -
   Due to affiliates                          -         47,757        43,655
   Note payable                           3,680              -             -
   Taxes payable                          6,250              -             -
   Tenant security deposits                   -         37,022        16,297
   Note payable MRA                           -              -             -
   Note payable Gam                           -              -             -

     Total Current Liabilities           72,683      2,418,639     1,933,793

STOCKHOLDERS EQUITY

   Common stock                           1,211              -        20,000
   Additional paid-in capital         1,018,099              -       736,488

   Retained earnings                     33,140              -      (404,021)
   Stock subscriptions receivable       (62,500)             -             -
   Member capital                             -        546,209             -


     Total Stockholders Equity           989,950        546,209       352,467

 TOTAL LIABILITIES AND
      STOCKHOLDERS EQUITY            $ 1,062,633    $ 2,964,848   $ 2,286,260




                                        Proforma    Proforma
                                      Adjustments   Consolidated


Mortgage notes payable               $        -    $ 4,174,851
   Accounts payable                      25,000         63,625
   Unearned revenue                           -         56,978
   Due to affiliates                          -         91,412
   Note payable                               -          3,680
   Taxes payable                              -          6,250
   Tenant security deposits                   -         53,319
   Note payable MRA                     700,000        700,000
   Note payable Gam                     700,000        700,000

     Total Current Liabilities        1,425,000      5,850,115

STOCKHOLDERS EQUITY

   Common stock                         (20,000)         1,211
   Additional paid-in capital          (736,488)     1,018,099
   Retained earnings                    379,021          8,140
   Stock subscriptions receivable             -        (62,500)
   Member capital                      (546,209)             -

     Total Stockholders Equity         (923,676)       964,950

     TOTAL LIABILITIES AND
      STOCKHOLDERS EQUITY           $   501,324    $ 6,815,065




RB CAPITAL & EQUITIES, INC. AND SUBSIDIARIES
Consolidated Proforma Statement of Operations
For the Year Ended December 31, 1998
(Unaudited)


                                                        Miramar
                                           RB Capital     Road       GAM
REVENUES

   Rent$                                           -    $ 447,175    $ 324,418

Operating revenue                            650,883            -            -
   Cost of revenues                          118,252      253,931      178,695

     Net revenues                            532,601      193,244      145,723
COSTS AND EXPENSES

   Amortization and depreciation               1,657            -            -
   Bad debt                                   31,827            -            -
   Interest                                        -      260,280      156,472
   Rental operating costs                          -            -            -
   Loss on sale of real estate                     -            -      114,755
   Markdown of real estate                         -            -      243,359
   General and administrative                187,123      167,581       35,158

     Total Costs and Expenses                220,607      427,861      549,744

NET INCOME (LOSS) FROM
 OPERATIONS                                  311,994     (234,617)    (404,021)

OTHER INCOME (EXPENSE)

   Loss on sale of marketable securities    (107,631)           -            -
   Loss on valuation of marketable          (303,006)           -            -
   Interest and other income                   1,765            -            -

     Total Other Income (Expense)           (408,872)           -            -

INCOME (LOSS) BEFORE TAXES                   (96,878)    (234,617)    (404,021)
INCOME TAX (EXPENSE) BENEFIT                  34,752            -            -

NET INCOME (LOSS)                      $    (562,126) $   (234,617)   $(404,021)




                                                Proforma    Proforma
                                                Adjustments Consolidated

REVENUES

   Rent$                                           $ -    $   771,593
   Operating revenue                                 -        650,883
   Cost of revenues                                  -        118,282

     Net revenues                                    -        871,568

COSTS AND EXPENSES

   Amortization and depreciation                     -          1,657
   Bad debt                                          -         31,827
   Interest                                          -        416,752
   Rental operating costs                            -              -
   Loss on sale of real estate                       -        114,755
   Markdown of real estate                           -        243,359
   General and administrative                   25,000        414,862

     Total Costs and Expenses                   25,000      1,223,212

NET INCOME (LOSS) FROM
 OPERATIONS                                    (25,000)      (351,644)

OTHER INCOME (EXPENSE)

   Loss on sale of marketable securities             -       (107,631)
   Loss on valuation of marketable                   -       (303,006)
   Interest and other income                         -          1,765

     Total Other Income (Expense)                    -       (408,872)

INCOME (LOSS) BEFORE TAXES                     (25,000)      (760,516)

INCOME TAX (EXPENSE) BENEFIT                         -         34,752

NET INCOME (LOSS)                          $   (25,000)   $  (725,764)

                 See the Summary of Assumptions and Disclosures.

                  RB CAPITAL & EQUITIES, INC. AND SUBSIDIARIES
                     Summary of Assumptions and Disclosures

NOTE 1 -      ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              a.  Business Organization


RB Capital & Equities, Inc. (the Company) entered into a Purchase Agreement (Agreement) with the shareholders of American Health Systems, Inc. (AHSY) on March 15, 1999 whereby the shareholders of AHSY agreed to sell their 99% interest in Miramar Road Associates (MAR) and Gam Properties, Inc. (GAM). MRA and GAM were both purchased through the issuance of two notes payable in the amount of $700,000 each. There were no prior material relationships between or among any of the shareholders of AHSY and the Company or any of their officers, directors, associates or affiliates. The acquisition was completed on March 15, 1999. It did not require the use of any funds. The Company had its rates retired pursuant to the issuance of preferred stock and common stock by Triad Industries, Inc. The Company completed a reverse merger with Triad Industries, Inc. on March 15, 1999. RB Capital & Equities, Inc. is a wholly-owned subsidiary of Triad Industries, Inc. Triad Industries, Inc. issued 700,000 shares of $1.00 preferred stock for MRA. Triad Industries, Inc. issued 1,120,000 shares of restricted common stock at $0.625 per share or $700,000 for GAM. The common stock of Triad Industries, Inc. issued in connection with the acquisition have not been registered under the Securities Act of 1933. The acquisition will be accounted for as a purchase per the requirements of APB No. 16.

There was no goodwill recorded in the purchase transaction because the assets of GAM and MRA were adjusted to fair market value.

MRA is a commercial real estate operation. MRA owns a 51,000 square foot commercial building which it leases to others. The assets of MRA is comprised of cash, real estate, and prepaid expenses. MRA will continue its present operations.

GAM is a residential real estate operation. GAM owns six residential real properties which it leases to others. The assets of GAM are comprised of cash, real estate and prepaid expenses. GAM will continue its present operations.

b. Proforma Adjustments

The proforma financial statements have been prepared as though the acquisition of MRA & GAM by the Company occurred on January 1, 1998.

              1)     Property and equipment (GAM & MRA)    $          501,324
                     Notes payable (RB Capital)                    (1,400,000)
                     Accounts payable (GAM)                           (25,000)
                     Common stock (GAM)                                20,000
                     Additional paid-in capital (GAM)                 736,488
                     Retained earnings (GAM & MRA)                   (379,021)
                     Member capital (MRA)                            (546,209)

                                                              $           -

To record the acquisition of MRA and GAM by issuing notes payable of $1,400,000.

              2)     General and administrative            $           25,000
                     Accounts payable                                 (25,000)
                                                           $           -

              To accrue merger costs.






                              GAM Properties, Inc.

                              Financial Statements
                                       And
                          Independent Auditor's Report

                          Independent Auditor's Report

                                December 31, 1998

                              GAM Properties, Inc.

                                Table of Contents

     Independent Auditors Report

     Financial Statements

     Balance Sheet

     Statement of Operations and Changes in Shareholders Control

     Statement of Cash Flows

     Notes to Financial Statements




                                  INDEPENDENT AUDITOR'S REPORT

Board of Directors GAM Properties, Inc.

We have audited the balance sheet of GAM Properties, Inc. (a wholly-owned subsidiary of American Health Systems, Inc.) as of December 31, 1998 and the related statements of operations and changes in shareholder's equity and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GAM Properties, Inc. at December 31, 1998, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Boros & Farrington PC
San Diego, California
July 15, 1999
                              GAM Properties, Inc.
           (A Wholly-owned Subsidiary ofAmerican Health Systems, Inc.)
                                  Balance Sheet
                                December 31, 1998
ASSETS
Real estate, at cost                                             $2,926,436
Less accumulated depreciation                                      (645,812
    Real estate, net                                              2,280,624
Other assets
    Cash and cash equivalents                                         1,574
    Prepaid expenses and deposit                                      4,062
                                                                      5,636
                                                                 $2,286,260
LIABILITIES AND SHAREHOLDERS'CAPITAL
Liabilities
    Mortgage notes payable                                       $1,854,851
    Accounts payable and accrued liabilities                         18,990
    Due to affiliates                                                43,655
    Tenant security deposits                                         16,297
                                                                  1,933,793
Shareholder's equity
    Common stock, $1 par value: 20,000 shares authorized;
      20,000 shares issued and outstanding                           20,000
    Additional paid-in capital                                      736,488
    Accumulated deficit after December 31, 1997 (404,021
        Total shareholder's equity                                  352,467
                                                                 $2,286,260


                        See notes to financial statements




                              GAM Properties, Inc.
           (A Wholly-owned Subsidiary ofAmerican Health Systems, Inc.)

           Statement of Operations and Changes in Shareholder's Equity
                          Year Ended December 31, 1998
Revenues
    Rents                                                             $ 324,418
Costs and expenses
    Interest                                                            156,472
    Rental operating costs                                              178,695
    Loss on sale of real estate                                         114,755
    Provision to write real estate down to fair value                   243,359
    Selling, general, and administrative                                 35,158
                                                                        728,439
Net loss                                                               (404,021)
Shareholder's equity
    Beginning of year                                                   756,488
    End of year                                                       $ 352,467

                        See notes to financial statements




                               GAM Properties Inc.
           (A Wholly-owned Subsidiary of American Health Systems, Inc)
                             Statement of Cash Flows
                          Year Ended December 31, 1998
Cash flows from operating activities
    Net loss                                                       $(404,021)
    Adjustments to reconcile net loss to net
     cash from operating activities
       Depreciation and amortization                                 100,890
       Loss on sale of real estate                                   114,755
       Provision to write real estate down to fair value             243,359
       Changes in operating assets and liabilities
           Prepaid expenses and deposit                                5,975
           Accounts payable and accrued liabilities                  (41,883)
           Tenant security deposits                                    1,609
           Due to affiliates                                          43,655
              Net cash from operating activities                      64,339
Cash flows from investing activities
    Proceeds from sale of real estate                                560,922
    Capital expenditures                                            (166,250)
              Net cash from investing activities                     394,672
Cash flows from financing activities
    Payments on mortgage notes payable                              (457,437)
Net increase in cash and cash equivalents                              1,574
Cash and cash equivalents
    Beginning of year                                                    -
    End of year                                                        1,574
Supplemental disclosure of cash flow information:
    Interest paid                                                    156,472
    Taxes paid                                                           800



                                            See notes to financial statements

4
                              GAM PROPERTIES, INC.

                          Notes to Financial Statements

         THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. GAM Properties, Inc. (the "Company") was formed and incorporated in the state of California on May 10, 1979 for the purpose of investing in income-producing properties. As of December 31, 1998, the Company currently owns six residential properties, which are located in San Diego, California. The Company is a wholly-owned subsidiary of American Health Systems, Inc.

Accounting Estimates. The preparation of financial statements in conformity, with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Base rental income is recognized on a straight-line basis over the life of the related leases. At December 31, 1998, the Company did not have any contingent rentals or tenant reimbursements of common area maintenance and other operating expenses.

Real Estate. Real estate is stated at cost or, in the case of real estate which management believes is impaired, at the lower fair value of such properties. Additions, renovations, and improvements are capitalized. The Company reviews real estate on a property-by-property basis for impairment whenever events or changes in circumstances indicate that an asset's book value exceeds the undiscounted expected future cash flows to be derived from that asset. Whenever undiscounted expected future cash flows are less than the book value, the asset will be reduced to a value equal to the net present value of the expected future cash flows and an impairment loss will be recognized. Maintenance and repairs that do not extend asset lives are expensed as incurred. Depreciation is computed using the straight-line method over estimated useful lives ranging from
27.5 years for buildings and improvements to 5-7 years for furniture, fixtures and equipment.

Leasing Costs. Costs incurred in obtaining tenant leases are expensed as incurred.

Advertising Costs. Advertising and promotion costs are expensed as incurred.

Income  Taxes.  Income  taxes are based on pretax  financial  accounting  income
(loss). Deferred tax liabilities and assets are principally recognized for the expected future tax consequences of temporary differences between the financial statements and tax bases of assets and liabilities at ihe applicable enacted rates.

Concentration of Credit Risk The Company maintains cash and cash equivalents with various financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions. The Company has not sustained any material credit losses from these instruments.

Fair Value of Financial Instruments. The carrying values reflected in the balance sheet at December 31, 1998 reasonably approximate the fair values for cash, accounts payable, and credit obligations. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate.

2.            REAL ESTATE
Residential buildings
     Land                                                         $  767,926
    Buildings and improvements                                     2,002,999
    Equipment                                                        155,511
                                                                   2,926,436
Accumulated depreciation                                            (645,812)
                                                                  $2,280,624

                                                           5

                              GAM PROPERTIES, INC.
                          Notes to Financial Statements

3.                                        MORTGAGE NOTES PAYABLE
                       Maturity               Interest  Monthly     Principal
                         Date                  Rate     Payment     Balance
Mortgage note payable   9/2020                 7.732$    2,152   $  274,239
Mortgage note payable   3/2013                 7.012     6,553      707,843
Mortgage note payable   2/2018                 7.462     1,948      238,072
Mortgage note payable   2/2020                 7.250     2,075      269,204
Mortgage note payable   2/2020                10.125     1,060      114,184
Mortgage note payable   5/2001                 8.750       656       89,890
Note payable            11/1998               10.000     1,053      126,419
Note payable            4/1999                 8.000       233       35,000
                                                                 $1,854,851

The above loans are collateralized by residential real estate. Subsequent to December 31, 1998, the Company refinanced the loan of $126,419 and repaid the loans of $274,239 and $707,843 in connection with the sale of the related assets. Maturities of long-term debt are as follows:

  Year ending December 31:
      1999   $  208,744
      2000      140,763
      2001       54,689
      2002       58,789
      2003       63,202
Thereafter    1,328,664
             $1,854,851

4.                              RELATED PARTY TRANSACTIONS

The Company's Parent and certain affiliates have advanced funds to finance operations. These advances are non-interest bearing and are due on demand.

5.                         LITIGATION AND CLAIMS

The Company is involved in certain lawsuits and claims arising in the normal course of its business. Although it is not possible to detennine the final outcome of these matters, management believes that any liability will not have a material adverse effect on the Company's operations or financial position.

6.                          QUASI-REORGANIZATION

The shareholder approved a quasi-reorganization whereby the accumulated deficit as of December 31, 1997 was charged against paid-in capital.

7.                        SUBSEQUENT EVENTS

In March 1999, the Company's Parent sold its interest in the Company to R.B. Capital & Equities, Inc. which was subsequently acquired by Triad Industries, Inc.

Subsequent to December 31, 1998, the Company sold two properties for proceeds totaling $1,369,500. The mortgage notes payable relating to these properties have been repaid. No gain or loss was recognized on the disposals because these properties were adjusted to fair value as of December 31, 1998.

                          Miramar Road Associates, LLC

                              Financial Statements
                                       And
                          Independent Auditor's Report

                                December 31, 1998


                          Miramar Road Associates, LLC

                                Table of Contents

 Independent Auditor's Report
 Financial Statements:
 Balance Sheet
 Statement of Operations and Changes in Members Capital
 Statement of Cash Flows
 Notes to Financial Statements

                                  INDEPENDENT AUDITOR'S REPORT

Board of Directors
Miramar Road Associates, LLC

We have audited the balance sheet of Miramar Road Associates, LLC as of December 31, 1998 and the related statements of operations and changes in members' capital and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Miramar Road Associates, LLC at December 31, 1998, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Boros & Farrington PC
San Diego, California
July 15, 1999

                          Miramar Road Associates, LLC
                                  Balance Sheet
                                December 31, 1998

ASSETS
Real estate, at cost                                             $3,042,938
Less accumulated depreciation                                      (180,124)
    Property, net                                                 2,862,814
Other assets
    Cash and cash equivalents                                         5,593
    Prepaid expenses and deposit                                     20,000
    Loan fees, net                                                   76,441
                                                                    102,034
                                                                 $2,964,848
LIABILITIES AND SHAREHOLDERS' CAPITAL
Liabilities
    Mortgage notes payable                                        $2,320,000
    Accounts payable and accrued liabilities                          13,860
    Due to affiliates                                                 47,757
    Tenant security deposits                                          37,022
                                                                   2,418,639
Member' capital                                                      546,209
                                                                  $2,964,848


                        See notes to financial statements

                                       2

                          Miramar Road Associates, LLC
             Statement of Operations and Changes in Members' Capital
                          Year Ended December 31, 1998


Revenues
    Rents                                  $ 447,175
Costs and expenses
    Interest                                 260,280
    Rental operating costs                   253,931
    Selling, general, and administrative     167,581
                                             681,792
Net loss                                    (234,617)
Members' capital
    Beginning of year                        780,826
    End of year                             $546,209


                       See notes to financial statements.

3

                          Miramar Road Associates, LLC
                             Statement of Cash Flows
                          Year Ended December 31, 1998

Cash flows from operating activities
    Net loss                                            $       (234,617)
    Adjustments to reconcile net income to net
    cash from operating activities
       Depreciation and amortization                             160,781
       Changes in operating assets and liabilities
           Receivables                                            30,452
           Prepaid expenses and deposit                          (20,000)
           Accounts payable and accrued liabilities               (8,064)
           Tenant security deposits                               10,250
           Due to affiliates                                      25,202
              Net cash from operating activities                 (35,996)

Cash flows from investing activities
    Capital expenditures                                         (30,051)

Cash flows from financing activities
    Issuance of mortgage notes payable                            70,000

Net increase in cash and cash equivalents                          3,953

Cash and cash equivalents
    Beginning of year                                              1,640
    End of year                                         $          5,593

Supplemental disclosure of cash flow information:
    Interest paid                                       $        260,280

Taxes paid                                              $            800

                       See notes to financial statements.


                          MIRAMAR ROAD ASSOCIATES, LLC

                          Notes to Financial Statements

         THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Miramar Road Associates, LLC (the "Company") is a California Limited Liability Company formed for the purpose of investing in income-producing properties. As of December 3 1, 1998, the Company currently owns one commercial office building, which is located in San Diego, California. American Health Systems, Inc. ("AHS") owns a 99% interest in the Company.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Base rental income is recognized on a straight-line basis over the life of the related leases. At December 31, 1998, the Company did not have any contingent- rentals or tenant reimbursements of common area maintenance and other operating expenses.

Real Estate. Real estate is stated at cost or, in the case of real estate which management believes is impaired, at the lower fair value of such properties. Additions, renovations, and improvements are capitalized. The Company reviews real estate on a property-by-property basis for impairment whenever events or changes in circumstances indicate that an asset's book value exceeds the undiscounted expected future cash flows to be derived from that asset. Whenever undiscounted expected future cash flows are less than the book value, the asset will be reduced to a value equal to the net present value of the expected future cash flows and an impairment loss will be recognized. Maintenance and repairs that do not extend asset lives are expensed as incurred. Depreciation is computed using the straight-line method over estimated useful lives ranging from
27.5 years for buildings and improvements to 5-7 years for furniture, fixtures and equipment.

Leasing Costs. Costs incurred in obtaining tenant leases are expensed as incurred.

Advertising Costs. Advertising and promotion costs are expensed as incurred.

Income Taxes. Income taxes, if any, are the liability of the individual members. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

Concentration of Credit Risk The Company maintains cash and cash equivalents with various financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions. The Company has not sustained any material credit losses from these instruments.

Fair Value of Financial Instruments. The carrying values reflected in the balance sheet at December 31, 1998 reasonably approximate the fair values for cash, accounts payable, and credit obligations. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate.

2.   REAL ESTATE
Office building
    Land                   $  280,000
    Building                2,618,599
    Tenant improvements       142,832
    Equipment                   1,507
                            3,042,938
Accumulated depreciation     (180,124
                           $2,862,814











                           RB CAPITAL & EQUITIES, INC.

                              FINANCIAL STATEMENTS

                                December 31, 1997







                                    CONTENTS



Independent Auditors Report ............................................. 3

Balance Sheet............................................................ 4

Statement of Operations.................................................. 6

Statement of Stockholders Equity ........................................ 7

Statement of Cash Flows.................................................. 8

Notes to the Financial Statements........................................ 10






                           INDEPENDENT AUDITORS REPORT


To the Board of Directors
RB Capital & Equities, Inc.
San Diego, California

We have audited the accompanying balance sheet of RB Capital & Equities, Inc., as of December 31, 1997 and the related statements of operations, stockholders equity and cash flows for the year ended December 31, 1997. These financial
statements   are  the   responsibility   of  the   Companys   management.   Our
responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RB Capital & Equities, Inc. as of December 31, 1997 and the results of its operations and its cash flows for the year ended December 31, 1997 in conformity with generally accepted accounting principles.



Jones, Jensen & Company
Salt Lake City, Utah
June 16, 1998

   The accompanying notes are an integral part of these financial statements.

                                                    RB CAPITAL & EQUITIES, INC.
                                                           Balance Sheet


                                                               ASSETS

                                                          December 31,
                                                               1997

CURRENT ASSETS

   Cash$                                                    4,522
   Marketable securities (Note 3)                         646,470
   Other receivable                                        19,800
   Note receivable (Note 10)                               23,068

     Total Current Assets                                 693,860

PROPERTY AND EQUIPMENT- NET (Note 5)                        4,746

OTHER ASSETS

   Accounts receivable, net (Note 2)                      178,082
   Investments in securities held to maturity (Note 6)     32,370

     Total Other Assets                                   210,452

     TOTAL ASSETS                                        $909,058


                          RB CAPITAL & EQUITIES, INC.
                           Balance Sheet (Continued)


LIABILITIES AND STOCKHOLDERS EQUITY

                                                                  December 31,
                                                                     1997
CURRENT LIABILITIES

   Accounts payable                                                $  8,707
   Unearned revenue                                                  76,237
   Note payable - related party (Note 8)                             23,910
   Accounts payable - related party (Note 8)                         28,500
   Taxes payable (Note 9)                                            41,002

     Total Liabilities                                              178,356

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS EQUITY (Note 4)

   Common stock: $0.001 par value, authorized 50,000,000 shares;
    779,843 shares issued and outstanding                               780
   Additional paid-in capital                                       634,656
   Retained earnings                                                 95,266

     Total Stockholders Equity                                      730,702

     TOTAL LIABILITIES AND STOCKHOLDERS EQUITY                     $909,058


                          RB CAPITAL & EQUITIES, INC.
                            Statement of Operations


                                                         For the
                                                        Year Ended
                                                        December 31,
                                                           1997
REVENUES

   Operating revenue                                     $ 166,762
   Cost of revenues                                         25,445

     Net Revenues                                          141,317

OPERATING COSTS

   Amortization and depreciation                             5,949
   Bad debt expense                                         49,272
   General and administrative                              119,199

     Total Operating Costs                                 174,420

INCOME (LOSS) FROM OPERATIONS                              (33,103)

OTHER INCOME (EXPENSE)

   Realized loss on sale of securities                      (2,073)
   Realized gain on valuation of marketable securities     205,383
   Interest and other income                                 4,064

     Total Other Income (Expense)                          207,374

INCOME BEFORE TAXES                                        174,271

INCOME TAX EXPENSE                                         (41,002)

NET INCOME                                               $ 133,269

EARNINGS PER SHARE                                       $    0.27

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING                                499,013

                          RB CAPITAL & EQUITIES, INC.
                        Statement of Stockholders Equity



                                                 Common Stock
                                          Shares                 Amount

Balance, December 31, 1996                      386,200     $          386

March 18, 1997 common stock
 issued at $2.70 per share
 for services                                    20,000                 20

March 18, 1997 common stock
 issued at $2.70 per share for
 securities                                      11,572                 11

March 18, 1997 common stock
 issued at $1.40 per share for
 securities                                      28,013                 28

June 25, 1997 common stock
 issued at $0.35 per share for
 furniture                                       15,808                 16

June 25, 1997 common stock
 issued at $0.70 per share for
 securities                                      66,750                 67

June 25, 1997 common stock
 issued at $0.33 per share for
 cash                                            15,000                 15

October 17, 1997 common stock
 issued at $0.50 per share for
 services                                        15,000                 15

December 22, 1997 common
 stock issued at $0.62 per
 share for securities                           221,500                222

Net income for
 December 31, 1997                               -                  -

Balance, December 31, 1997                      779,843     $          780



                                Additional
                                  Paid in    Retained
                                  Capital    Earnings



Balance, December 31, 1996       $307,962   $(38,003)

March 18, 1997 common stock
 issued at $2.70 per share
 for services                      53,800          -

March 18, 1997 common stock
 issued at $2.70 per share for
 securities                        31,269          -

March 18, 1997 common stock
 issued at $1.40 per share for
 securities                        39,440          -

June 25, 1997 common stock
 issued at $0.35 per share for
 furniture                          5,537          -

June 25, 1997 common stock
 issued at $0.70 per share for
 securities                        46,832          -

June 25, 1997 common stock
 issued at $0.33 per share for
 cash                               4,850          -

October 17, 1997 common stock
 issued at $0.50 per share for
 services                           7,350          -

December 22, 1997 common
 stock issued at $0.62 per
 share for securities             137,616          -

Net income for
 December 31, 1997                      -    133,269

Balance, December 31, 1997       $634,656   $ 95,266



                          RB CAPITAL & EQUITIES, INC.
                            Statement of Cash Flows


                                                           For the
                                                          Year Ended
                                                          December 31,
                                                              1997

CASH FLOWS FROM OPERATING ACTIVITIES:

   Income from operations                                 $ 133,269
   Adjustments to reconcile net (income to net cash
    used by operating activities:
     Common stock issued for services                        61,185
     Bad debt expense                                        49,272
     Amortization and depreciation expense                    5,949
     Unrealized gain on marketable securities              (205,383)
   Changes in operating assets and liabilities:
     Increase in accounts payable                             5,845
     Increase in accounts payable (related)                  28,500
     Increase in unearned revenue                            76,238
     (Increase) in accounts receivable                     (243,280)
     (Increase) in interest receivable                       (4,065)
     (Increase) in taxes payable                             41,002

       Net Cash (Used) by Operating Activities              (51,468)

CASH FLOWS FROM INVESTING ACTIVITIES:

   Sale of marketable securities                             42,552
   Purchase of marketable securities                        (15,458)

       Net Cash Provided (Used) by Investing Activities      27,094

CASH FLOWS FROM FINANCING ACTIVITIES:

   Common stock issued for cash                               4,865
   Proceeds from note payable                                23,910

       Net Cash provided by Financing Activities             28,775

INCREASE IN CASH AND CASH EQUIVALENTS                         4,401

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                121

CASH AND CASH EQUIVALENTS AT END OF YEAR                  $   4,522




                          RB CAPITAL & EQUITIES, INC.
                      Statement of Cash Flows (Continued)


                                          For the
                                        Year Ended
                                       December 31,
                                          1997

CASH PAID FOR:

   Interest                         $          -
   Income taxes                     $          -

SCHEDULE OF NON-CASH ACTIVITIES:

   Common stock issued for services     $ 61,185
   Common stock issued for securities   $255,485
   Common stock issued for furniture    $  5,553

                           RB CAPITAL & EQUITIES, INC.
                        Notes to the Financial Statements
                                December 31, 1997


NOTE 1 -      ORGANIZATION AND DESCRIPTION OF BUSINESS

On July 2, 1990, the Company was incorporated under the laws of Nevada as Combined Communications Corporation to engage in any lawful activity as shall be appropriate under laws of the State of Nevada.

On October 17, 1997, the Company met to amend the Articles of Incorporation. The name of the Company was changed to RB Capital & Equities, Inc.

The Company has authorized 50,000,000 shares of $0.001 par value common stock. The Company has elected a calendar year end.

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              a.  Accounting Method

The Companys financial statements are prepared using the accrual method of accounting. The Company has elect ed a December 31, year end.

              b.  Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

              c.  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              d.  Earnings per Common Share

     Earnings per common share has been calculated based on the weighted average number of shares of common stock outstanding during the period.





     RB CAPITAL & EQUITIES, INC. Notes to the Financial Statements December 31, 1997


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              e.  Income taxes

     The Company recognizes a liability or asset for the deferred tax consequences of all temporary differences between the tax bases and the reported amounts of assets and liabilities in the accompanying consolidated balance sheets. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled.

     Investment and research and development tax credits will be accounted for as a reduction of income tax expense when they are realized.

              f.  Accounts Receivable

     The Company has entered into various contracts, by which the Company provides financial services.

Accounts receivable            $ 227,354
Less: allowance for bad debt     (49,272)

Long-Term Portion              $ 178,082

The accounts receivable have all been classified as long term because there is no set date for collection, and collection is contingent on the clients being able to raise capital. The Company has estimated that they will have a 20% bad debt expense from the accounts receivable and other receivables.

              g. Deferred Income

     The Company has various consulting contracts outstanding in which the Company performs a set of various financial services. The Company will recognize revenues as services on each contract have been completed. At December 31, 1997, the Company has recognized $166,762 of revenue relating to consulting contracts.



                           RB CAPITAL & EQUITIES, INC.
                        Notes to the Financial Statements
                                December 31, 1997


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              g.  Deferred Income (Continued)


     The following is a summary of the unearned revenue at December 31, 1997:

                                                          Unearned
                                  Contract                Revenue
ient                              Amount    % Complete     Amount
Beach Brew                      $ 32,500         90%   $  3,250
Carrera                           25,000         25%     18,750
Clearwater Mining                  8,000         90%        800
Worldwide Oil                     15,000         30%     10,500
TrueVista Mining                  15,600         10%     14,040
Global Seabuck                    15,600         50%      7,800
Nova Pharma                       30,000         40%     18,000
Blue Gold                         10,352         70%      3,097

                                $152,052               $ 76,237

h.  Investments in Securities

     Marketable securities at December 31, 1997 are classified and disclosed as trading securities under the requirements of SFAS No. 115. Under such statement, the Companys securities are required to be reflected at fair market value. The securities are valued at market price as determined by market quotes. During the year ended December 31, 1997, the Company had realized losses on sale of securities of $2,073 and unrealized gains on trading securities of $205,383. These amounts have been reflected in current earnings. None of the investments are with related parties.

              i.  Revenue Recognition

The Company recognizes revenue when the services are provided. The Company is in the business of providing financial and other consulting services to companies who are public or are in the process of going public. The Company does corporate filings and capital reorganizations for small emerging public and private clients. Costs of revenue include filing fees, consulting fees and commissions.



RB CAPITAL & EQUITIES, INC. Notes to the Financial Statements December 31, 1997


NOTE 3 -      MARKETABLE SECURITIES

     At December 31, 1997, the Company held trading securities of the following companies:

                                  Number of    Market Price     Balance
                                   Shares      At Year End     At Year End

Uniforms for America, Inc.         25,000   $   3.50            $ 87,500
Peacock Financial Corporation     150,000        .09              13,578
The Hart Court Companies, Inc.     25,000       1.92              48,083
The Beverage Store, Inc.           20,000       2.25              45,000
Golden Panther Resources, Ltd.    150,000       1.00             151,207
Phone Time Resources, Inc.         25,000        .25               6,375
Golden Age Homes, Inc.            190,566       1.55             294,727

          Total                                                  $646,470

NOTE 4 -      COMMON STOCK

     On March 18, 1997, the Company issued 20,000 shares of common stock valued at $2.70 per share for consulting services. The value was determined by comparing the issuance to a similar transaction on the same day and by examining the fair value of the services which were performed.

     On March 18, 1997, the Company issued 11,572 shares of common stock for marketable securities valued at $2.70 per share. Since there is no market for the Companys common stock, the shares were valued at the trading price of the securities which were received.

     On March 18, 1997, the Company issued 28,013 shares of common stock for marketable securities valued at $1.40 per share. Since there is no market for the Companys common stock, the shares were valued at the trading price of the securities which were received.

     On June 25, 1997, the Company issued 15,808 shares of common stock for furniture valued at predecessor cost of $5,553. Since there is no market for the Companys common stock, the transaction was valued at the price of the furniture which was received.

          On June 25, 1997, the Company issued 66,750 shares of common stock for marketable securities valued at $0.70 per share. Since there is no market for the Companys common stock, the shares were valued at the trading price of the securities which were received.

On June 25, 1997, the Company issued 15,000 shares of common stock for cash of $5,000.



                           RB CAPITAL & EQUITIES, INC.
                        Notes to the Financial Statements
                                December 31, 1997


NOTE 4 -      COMMON STOCK (Continued)

          On October 17, 1997, the Company issued 15,000 shares of common stock for services valued at $0.50 per share. The valuation was determined by management as an average price of prior transactions.

          On December 22, 1997, the Company issued 221,500 shares of common stock for marketable securities valued at $0.62 per share. Since there is no market for the Companys common stock, the shares were valued at the trading price of the securities which were received.

          In October 1997, the Company authorized a 1-for-10 reverse stock split. All references to common stock have been retroactively restated.

NOTE 5 -      PROPERTY AND EQUIPMENT

          The Company issued 15,808 shares of common stock at $0.35 cents a share, equaling $5,695. The furniture has a 3 year life and is depreciated using the straight-line method of depreciation with no salvage value.

Furniture                        $5,695
Less: accumulated depreciation     (949   )

Total Property and Equipment     $4,746

NOTE 6 -      INVESTMENTS IN SECURITIES AVAILABLE FOR SALE

          In 1995, the Company bought 250,000 shares of Heritage National Corporation at $0.10 a share. The common stock from Carrara of California, Inc., Clearwater Mining, Inc. and Superior Mining Corporation was purchased for cash and is classified available for sale.

                                Number of                        Balance
                                 Shares        Cost           At Year End

Carrara of California, Inc.      325,000   $    0.00            $    370
Clear Water Mining, Inc.         600,000        0.01               6,000
Superior Mining Corporation      100,000        0.01               1,000
Heritage National Corporation    250,000        0.10              25,000

Total                                                           $ 32,370

These securities do not have readily determinable fair values. As such, they are valued at cost. Any changes in the valuation of available for sale securities will be classified as an element of other comprehensive income and will be reflected in the statement of stockholders equity. The Company owns less than 5% of each Company listed.




                          RB CAPITAL & EQUITIES, INC.
                       Notes to the Financial Statements
                               December 31, 1997


NOTE 7 -      COMMITMENTS AND CONTINGENCIES

In October 1997, the Company entered into a management contract with Escondido Capital. The Company pays $15,000 a month for rent and wages. The contract is on a month to month basis with no set term. The amount of $15,000 does not vary from month to month.

NOTE 8 -      RELATED PARTY TRANSACTIONS

In December 1997, the Company had related party notes payable totaling $23,910. The note is non-interest bearing, unsecured and due on demand. No interest expense was calculated because of the short term nature of the note.
Additionally, the Company owed $23,910 to a related party for consulting services and office rent.

The Company issued 20,000 shares of common stock to officers and shareholders of the Company on March 18, 1997 for services valued at $54,000 (Note 4).

The Company issued 15,000 shares of common stock to officers and shareholders of the Company on October 17, 1997 for services valued at $7,500 (Note 4).

NOTE 9 -      INCOME TAXES

          Income taxes payable at December 31, 1997 consist of the following:

                                               December 31,
                                                 1997
Taxes currently payable
   Federal                                     34,432
   State                                        6,570

                                               41,002
Less prepayment                                  -

Total taxes currently payable                  41,002

For the year ended December 31, 1997, the provision for federal and state income taxes consisted of the following: 1997

Federal        $34,432
State            6,570

       Total   $41,002



                          RB CAPITAL & EQUITIES, INC.
                       Notes to the Financial Statements
                               December 31, 1997


NOTE 9 -       INCOME TAXES (Continued)

          A reconciliation of income taxes at the federal statutory rate to the effective tax rate is as follows:
                                                                December 321
                                                                     1997
   Income taxes computed at the federal statutory rate             $46,702
   Loss carryforwards for which benefit was received                (5,700)

   Income Tax Expense                                              $41,002

Net change in loss carryforward

   Loss carryforward from previous year                            $ 5,700
   Use of loss carryforward                                         (5,700)

   Net loss carryforward at December 31, 1997                      $   -

          The Company has no additional loss carryforwards to benefit future years earnings

NOTE 10 -      NOTE RECEIVABLE

Notes receivable dated various dates from June 1995
 to December 1997, unsecured, bearing interest at 8% and
 due on demand                                             $19,004

Plus accrued interest                                        4,064

                                                           $23,068




ITEM     1.       Index to Exhibits

The following exhibits are filed with this Registration Statement.

A. *Articles of Incorporation Triad Industries, Inc., formerly Healthcare Resource Management, Inc., formerly International Telescript, Inc. Filed by reference on 3/23/01

B.       *Amendments filed by reference on 3/23/01

C.       *By-Laws filed by reference on 3/23/01

D.       Acquisition Agreements filed by reference on 3/23/01

E.       Financial Statements
              December 31, 1998           Gam Properties, Inc. .
              December 31, 1997, 1998     RB Capital & Equities, Inc
              Pro Forma                   RB Capital and Equities,Inc
              December 31, 1998           Miramar Road Associates, LLC.
              December 31, 1999           Triad Industries, Inc., formerly
                                          Healthcare Resource Management, Inc.

F.       Subsidiaries
1.       RB Capital and Equities
a.       *Articles of Incorporation filed by reference on 3/23/01

2.       Gam Properties, Inc.
a.       *Articles of Incorporation filed by reference on 3/23/01

3.       Miramar Road Associates
a.       *LLC filed by reference on 3/23/01

4.       HRM, Inc.
a.       *Articles of Incorporation filed by reference on 3/23/01

5.       Triad Realty Corporation
a.       *Articles of Incorporation filed by reference on 3/23/01





         *Previously filed.







                                   SIGNATURES

     In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.



TRIAD INDUSTRIES, INC.
(Registrant)

/S/ Gary deGano
Gary DeGano, President

/S/ Michael Kelleher
Michael Kelleher, Secretary

Dated March 20, 2001